As filed with the Securities and Exchange Commission on January 24, 2006
                              File No. 333-125504


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                Amendment No. 3
                                       to
                                   FORM SB-2

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                                Enable IPC Corporation
                 (Name of small business issuer in its charter)

                   Delaware 	                       38-3718471
          (State or other jurisdiction of  (I.R.S. Employer Identification No.)
           incorporation or organization)


                        25520 Avenue Stanford, Suite 311
                           Valencia, California 91355
                                 (661) 775-9273

        (Address and telephone number of principal executive offices and principal place of business)

                                David A. Walker
                            Chief Executive Officer
                             Enable IPC Corporation
                        25520 Avenue Stanford, Suite 311
                          Valencia, California  91355
                                 (661) 775-9273

           (Name, address and telephone number of agent for service of process)

                                    Copy to:

                             Cathryn S. Gawne, Esq.
                            Silicon Valley Law Group
                           25 Metro Drive, Suite 600
                          San Jose, California  95110
                                 (408) 573-5700
                          (408) 573-5701 (telecopier)


 Approximate Date of Proposed Sale to Public: As soon as practicable after this
                   Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box [X].


If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                        CALCULATION OF REGISTRATION FEE

========================================================================================
Title of each class     Amount to be     Proposed      	  Proposed         Amount of
of securities to be    	registered       maximum     	  maximum        registration fee
  registered                             offering         offering
                                         price per        aggregate
                                         unit (1)      	  price (1)
-----------------------------------------------------------------------------------------
Common Stock,        11,504,687 shares    $ 0.50         $ 5,752,344      $677.05 (2)
0.001 par value

    TOTAL            11,504,687 shares                   $ 5,752,344      $677.05 (2)
=========================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act.

(2)  Previously paid.


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                      Subject to Completion, January 24, 2006


                             Enable IPC Corporation

                                11,504,687 Shares
                                  Common Stock
                                     [Logo]

Enable IPC Corporation is offering 5,000,000 shares of common stock at a price of $0.50 per share, and the selling stockholders are offering 6,504,687 shares of common stock at a price of $0.50 per share until our common stock is quoted on the NASD OTC Market Bulletin Board (the "OTCBB"), and thereafter at prevailing market prices or privately negotiated prices.


Of the common shares offered by the selling stockholders, 905,000 shares are issuable upon the exercise of common stock purchase warrants. The 5,000,000 shares offered by us, using our Chief Executive Officer, are being offered on a self-underwritten, best efforts basis. There is no minimum amount of securities that we must sell in order to receive any subscription. We may receive little or no funds from this offering. The funds that we receive from this offering will not be placed into an escrow account. We are not engaging underwriters for this offering.

AN INVESTMENT IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE OUR SECURITIES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. SEE "RISK FACTORS" BEGINNING AT PAGE 5.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is January ___, 2006
----------------------------------------------------------------------------

                             ENABLE IPC CORPORATION

                               TABLE OF CONTENTS
	                                                      Page

Prospectus Summary	                                         3
Risk Factors	                                                 5
Forward Looking Statements                                      15
Use of Proceeds	                                                15
Determination of Offering Price                                 19
Dividend Policy                                                 20
Dilution                                                        20
Capitalization	                                                21
Selected Financial Data                                         22
Management's Discussion and Analysis or Plan of Operations      23
Business	                                                29
Management	                                                39
Certain Relationships and Related Transactions	                43
Principal Stockholders	                                        44
Selling Stockholders	                                        45
Description of Securities	                                48
Shares Eligible for Future Sale                                 50
Plan of Distribution	                                        50
Changes in and Disagreements with Accountants on Accounting and
  Financial Disclosure	                                        52
Legal Matters	                                                52
Experts	                                                        52
Where You Can Find Additional Information                       52
Financial Statements	                                        F-1


                             ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling stockholders are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

Enable IPC and our logo are trademarks of Enable IPC Corporation. All other brand names or trademarks appearing in this prospectus are the property of their respective holders.

----------------------------------------------------------------------------

                              PROSPECTUS SUMMARY

The following summary is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference in this prospectus. Investors should read carefully the entire prospectus including the information set forth under "Risk Factors" and the documents incorporated by reference in this prospectus before making an investment decision. Unless the context otherwise requires, the terms "Enable IPC," "Enable," "we," "us," and "our" refer to Enable IPC Corporation.

                                  OUR COMPANY


We are a Delaware corporation established to develop and commercialize rechargeable batteries for use in low power applications. We plan to license or manufacture and sell specialized rechargeable thin firm, nanowire- based lithium batteries for low power applications.


Our principal executive offices are located at 25520 Avenue Stanford, Suite 311, Valencia, California, 91355. Our telephone number is (661) 775-9273. The address of our website is www.enableipc.com. Information on our website is not part of this prospectus.

                                  THE OFFERING


Common stock offered:

  Shares offered by us:                              5,000,000 shares

  Common stock offered by the selling stockholders:  6,504,687 shares

  Total:                                            11,504,687 shares

Common stock to be outstanding after
this offering:	                                    15,585,000 shares
                                                    (assuming no exercise of
                                                    outstanding warrants to
                                                    purchase 905,000 shares
                                                    of common stock)

Use of proceeds:                                    We plan to use the offering
                                                    proceeds for research and
                                                    development, the hiring of
                                                    additional employees,
                                                    marketing and working
                                                    capital. We will not receive
                                                    any of the proceeds from the
                                                    sale of shares by the
                                                    selling stockholders.

Risk Factors:	                                    An investment in our common
                                                    stock involves a high degree
                                                    of risk. See "Risk Factors"
                                                    beginning on page 6 of this
                                                    prospectus.

                               SUMMARY FINANCIAL DATA


                                      		               Period From
                                  	                     March 17, 2005
					    Six Months     (Date of Inception)
					      ended             through
                                 	 September 30, 2005   March 31, 2005
                                 	    (Unaudited)        (Restated)
                                     	  --------------     ---------------
STATEMENT OF OPERATIONS DATA:

Revenues                                      $       -        	$        -

Operating expenses:

 General and administrative
   Legal and professional fees                   35,037              3,500
   Consulting fees                               43,463                  -
   Wages and salaries                            75,000                  -
   Research and Development                      22,118                  -
   Other general and administrative	         51,170		    17,033
                                 	      -----------       -----------
 Total general and administrative expenses      226,788 	    20,533
                                 	      -----------       -----------
Loss from operations                           (226,788)           (20,533)
Interest expense                                (31,559)                 -
                                              -----------       -----------
Loss before provision for income taxes         (258,347)           (20,533)
Provision for income taxes                            -                  -
                                              -----------       -----------
 Net loss  			              $(258,347)        $  (20,533)
                                 	      ===========       ===========
Basic and diluted loss per common share       $   (0.03)	$    (0.00)
                                 	      ===========       ===========
Basic and diluted weighted average common
   shares outstanding                         9,041,475          8,848,000
                                             ===========        ===========

							           March 31,
					    September 30,            2005
                                               2005               (Restated)
                                         -----------------     ---------------
BALANCE SHEET DATA:

Current assets                                $ 105,201          $  12,731
Working capital (deficit)                     $ (46,281)         $  (8,902)
Long term liabilities	                      $ 605,401       	 $ 573,857

                                  RISK FACTORS

Our business, financial condition and results of operations could be materially and adversely affected by any of the following risks:

RISKS RELATED TO THE BUSINESS

OUR AUDITORS HAVE STATED THAT THEY HAVE DOUBTS AS TO OUR ABILITY TO CONTINUE AS A GOING CONCERN, WHICH COULD HAMPER OUR ABILITY TO OBTAIN INVESTMENT CAPITAL AND PREVENT US FROM IMPLEMENTING OUR BUSINESS PLAN, WHICH COULD CAUSE YOU TO LOSE YOUR ENTIRE INVESTMENT.

Our independent auditors, L.L. Bradford & Co., have indicated that they have substantial doubt as to our ability to continue as a going concern. This opinion is based on their analysis of our financial condition (see "Report of Independent Registered Accounting Firm" in this prospectus). This opinion could seriously hamper our ability to raise the additional funds we need to implement our business plan, as potential investors could decide against investing in us. If we cannot obtain additional funds, it is likely that we will be unable to implement our business plan and you could lose your entire investment.

WE ARE AN EARLY STAGE COMPANY WITH NO PRODUCTS CURRENTLY AVAILABLE FOR COMMERCIAL SALE, AND HAVE A LIMITED OPERATING HISTORY ON WHICH TO EVALUATE OUR POTENTIAL FOR FUTURE SUCCESS.


We were formed in March 2005, and to date have only nine months of operations. Therefore, we have only a limited operating history upon which you can evaluate our business and prospects, and we have yet to develop sufficient experience regarding actual revenues to be received from our combined operations. In addition, we have no products currently available for commercial sale, and do not expect to have products available for sale in the near future.


We are a start-up company. You must consider the risks and uncertainties frequently encountered by early stage companies in new and rapidly evolving markets such as competing technologies, lack of customer acceptance of a new or improved product and obsolescence of the technology before it can be fully commercialized. If we are unsuccessful in addressing these risks and uncertainties, our business, results of operations and financial condition will be materially and adversely affected.


WE EXPECT LOSSES FOR THE FORSEEABLE FUTURE AND MAY NEVER ACHIEVE PROFITABILITY.


For the period from March 17, 2005 (date of inception) through September 30, 2005, we had net losses from operations of $278,880. We will continue to incur losses from operations for the foreseeable future. These losses will result primarily from costs related to product research and development. In addition, we plan to invest in additional employees, and to build our infrastructure to comply with the requirements of being a publicly traded company. We currently plan to hire two full time engineers to assist with product development, and an experienced Chief Financial Officer to help ensure compliance with the disclosure and financial obligations of being a public company. Our management believes these expenditures are necessary to commercialize our technology and to penetrate the markets for our products. If our revenue growth is slower than anticipated or our operating expenses exceed expectations, our losses will be significantly greater. We may never achieve profitability.


IF WE DO NOT RAISE ADDITIONAL CAPITAL, WE MAY HAVE TO CURTAIL OR EVEN CEASE OPERATIONS.


Our operating plan for the year ending March 31, 2006 is focused on development of our products. We currently anticipate that a cash requirement of $465,000 is required to support this plan. At September 30, 2005, we had $105,201 in cash, and had a burn rate of approximately $13,000 per month. We are in the process of raising additional capital. As part of this effort, in July 2005 we issued a series of seven warrants to a private investor to purchase an aggregate of 1,050,000 shares of common stock at an exercise price of $0.10 per share. Each warrant is for 150,000 shares, and the warrants expire at the rate of 150,000 shares per month commencing in July 2005 and ending on January 15, 2006. As of November 30, 2005, an aggregate of 600,000 shares of common stock has been issued through the exercise of warrants, for total proceeds of $60,000. In September 2005, we issued 1,275,000 shares to 21 investors for $127,500. In September 2005, we issued to another private investor a warrant to purchase 305,000 shares of common stock at an exercise price of $0.10 per share. We are actively seeking additional funding. Obtaining capital will be challenging in a difficult environment, due to uncertainty in the United States economy and current world instability. We currently have no commitments for any additional funding, and there can be no assurance that we will be able to obtain additional funding in the future from either debt or equity financings, bank loans, collaborative arrangements or other sources on terms acceptable to us, or at all. If adequate funds are not available or are not available on acceptable terms when required, we may be required to significantly curtail our operations or may not be able to fund expansion, take advantage of unanticipated acquisition opportunities, develop or enhance services or products or respond to competitive pressures. Any one of these could have a material adverse effect on our business, results of operations and financial condition.

RAISING ADDITIONAL CAPITAL MAY CAUSE SIGNIFICANT DILUTION TO OUR STOCKHOLDERS.

We are actively seeking additional funding. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be reduced, stockholders may experience additional dilution and such securities may have rights, preferences and privileges senior to those of our common stock.

IF WE OBTAIN ADDITIONAL FUNDING THROUGH DEBT FINANCING, WE MAY NOT RECEIVE FAVORABLE TERMS.

To obtain additional capital, we may need to utilize debt financing. If we are required to borrow money, we will incur interest expenses, which will negatively impact our operating results. We may also be subject to restrictive covenants in the debt agreement that will limit our operating flexibility.

ESTABLISHING OUR REVENUES AND ACHIEVING PROFITABILITY WILL DEPEND ON OUR ABILITY TO DEVELOP AND COMMERCIALIZE OUR PRODUCTS.

Much of our ability to establish revenues and to achieve profitability and positive cash flows from operations will depend on the successful introduction of our products in development. Products based on our technologies will represent new low power applications, and our prospective customers will not use our products unless they determine that the benefits provided by these products are greater than those available from competing products.

We may be required to undertake time-consuming and costly development activities for new products. In addition, we may also be required to seek regulatory clearance or approval in order to commercialize new products. Although we are not currently aware of any regulatory requirements that may affect our operations, in the event that we elect to pursue alternative battery chemistries we might be subject to state environmental laws or regulations governing the disposal of hazardous chemicals. We currently have no plans to pursue any such alternative chemistries. The completion of the development and commercialization of any of our products under development remains subject to all of the risks associated with the commercialization of new products based on innovative technologies, including unanticipated technical or other problems, manufacturing difficulties and the possible insufficiency of the funds allocated for the completion of such development.

COMPETITION FOR EXPERIENCED PERSONNEL IS INTENSE AND OUR INABILITY TO ATTRACT AND RETAIN QUALIFIED PERSONNEL COULD SIGNIFICANTLY INTERRUPT OUR BUSINESS OPERATIONS.

Our future success will depend, to a significant extent, on the ability of our management to operate effectively, both individually and as a group. Given our early stage of development, we are dependent on our ability to attract, retain and motivate high caliber key personnel. Competition for qualified personnel in our industry is intense, and we may not be successful in attracting and retaining such personnel. There may be only a limited number of persons with the requisite skills to serve in these key positions. We may be unable to retain our key employees or attract, assimilate and retain other highly qualified employees in the future. Competitors and others may in the future attempt to recruit our employees.

WE DEPEND ON OUR CURRENT EXECUTIVE OFFICERS.

Our performance is substantially dependent on the continued services and on the performance of our executive officers, particularly David A. Walker, our Chief Executive Officer, and Mark A. Daugherty, Ph.D., our Chief Technology Officer. The loss of the services of either of these individuals could materially and adversely affect our business. We have an employment agreement with Mr. Walker and a consulting agreement with Dr. Daugherty, each of which expires on March 31, 2006. We currently have no key man insurance for either of Mr. Walker or Dr. Daugherty.

WE MAY BE UNABLE TO COMPETE EFFECTIVELY WITH OTHER COMPANIES IN OUR MARKET SECTOR WHO ARE SUBSTANTIALLY LARGER AND MORE ESTABLISHED AND HAVE SIGNIFICANTLY GREATER RESOURCES.

We compete in a new, rapidly evolving and highly competitive sector of the small sealed, rechargeable low power battery market. We expect competition to persist and intensify in the future from a number of different sources. Increased competition could result in reduced prices and gross margins for our products and could require increased spending by us on research and development, sales and marketing and customer support, any of which could have a negative financial impact on our business. We compete with Energizer, Duracell and Rayovac, which sell batteries incorporating competing technologies. We also compete with several small private companies that utilize competing technologies to manufacture thin film batteries. One of these competitors, Oak Ridge Micro-Energy, Inc. announced on March 22, 2005 that it has reduced its manufacturing costs and expanded its manufacturing capacity, which will allow the company to sell into the RFID tag and "smart" card markets, two of the markets that we have targeted. We do not know the sales price of the products that Oak Ridge Micro-Energy, Inc. plans to produce and sell, and do not know whether we will be able to compete with such products. If the sales price of the batteries to be sold by Oak Ridge Micro-Energy, Inc. is less than ours and if such batteries are able to penetrate these and other markets successfully, it could have a material adverse impact on our business. We have also been informed that another competitor, Front Edge Technologies, Inc., is currently selling products for specialized government applications. We do not know the specific products or their sales prices, and so do not know whether our proposed products will be competitive with those sold by Front Edge Technologies, Inc.

Many of our competitors are substantially larger than we are and have significantly greater financial, sales and marketing, technical, manufacturing and other resources and more established distribution channels. These competitors may be able to respond more rapidly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of their products than we can. We have encountered, and expect to encounter, customers who are extremely confident in and committed to the product offerings of our competitors. Furthermore, some of our competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties to increase their ability to rapidly gain market share by addressing the needs of our prospective customers. These competitors may enter our existing or future markets with solutions that may be less expensive, provide higher performance or additional features or be introduced earlier than our solutions. Given the market opportunity in the low power battery market, we also expect that other companies may enter our market with alternative products and technologies, which could reduce the sales or market acceptance of our products and services, perpetuate intense price competition or make our products obsolete. If any technology that is competing with ours is or becomes more reliable, higher performing, less expensive or has other advantages over our technology, then the demand for our products and services would decrease, which would harm our business.

IF WE ARE UNABLE TO EFFECTIVELY MANAGE OUR GROWTH, WE MAY EXPERIENCE OPERATING INEFFICIENCIES AND HAVE DIFFICULTY MEETING DEMAND FOR OUR PRODUCTS.

We anticipate that after we raise the $2,500,000 contemplated by this offering, we will rapidly and significantly expand our operations. Our expansion plan calls for the hiring of a Chief Financial Officer and two full time engineers to work on the development of our technology. We currently anticipate that further significant expansion will be required to address potential growth in our customer base and market opportunities. This expansion could place a significant strain on our management, products, development activities, sales and marketing personnel and other resources, which could harm our business.

In the future, we may experience difficulties meeting the demand for our products. Our management team may not be able to achieve the rapid execution necessary to fully exploit the market for our products and services. We cannot assure you that our systems, procedures or controls will be adequate to support the anticipated growth in our operations.

We may not be able to install management information and control systems in an efficient and timely manner, and our current or planned personnel, systems, procedures and controls may not be adequate to support our future operations.

OUR LIMITED ABILITY TO PROTECT OUR INTELLECTUAL PROPERTY AND DEFEND AGAINST CLAIMS MAY ADVERSELY AFFECT OUR ABILITY TO COMPETE.

We will rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. However, we cannot assure you that the actions we have taken will adequately protect our intellectual property rights or that other parties will not independently develop similar or competing products that do not infringe on our patent pending. We enter into confidentiality or license agreements with our employees, consultants and corporate partners, and control access to and distribution of our documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise misappropriate or use our products or technology.

Our industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patent and other intellectual property rights. If we are found to infringe the proprietary rights of others, or if we otherwise settle such claims, we could be compelled to pay damages or royalties and either obtain a license to those intellectual property rights or alter our products so that they no longer infringe upon such proprietary rights. Any license could be very expensive to obtain or may not be available at all. Similarly, changing our products or processes to avoid infringing the rights of others may be costly or impractical. Litigation resulting from claims that we are infringing the proprietary rights of others could result in substantial costs and a diversion of resources, and could have a material adverse effect on our business, financial condition and results of operations.

IF WE ARE UNABLE TO SUCCESSFULLY PROTECT OUR INVENTIONS THROUGH THE ISSUANCE AND ENFORCEMENT OF PATENTS, OUR OPERATING RESULTS COULD BE ADVERSELY AFFECTED.

We plan to have an active program to protect our proprietary technology through the filing of patents. To date, we have one patent pending and no issued patents.

There can be no assurance that:

 	o any current or future U.S. or foreign patent applications would be approved;

 	o these issued patents will protect our intellectual property and not be challenged by third parties;

 	o  the validity of our patents will be upheld;

 	o  our patents will not be declared unenforceable;

 	o the patents of others will not have an adverse effect on our ability to do business; or

 	o others will not independently develop similar or competing technology or design around any patents that may be issued to us.

If any of the above were to occur our operating results could be adversely affected.

OUR HEADQUARTERS ARE LOCATED IN SOUTHERN CALIFORNIA WHERE DISASTERS MAY OCCUR THAT COULD DISRUPT OUR OPERATIONS AND HARM OUR BUSINESS.

Our corporate headquarters is located in Southern California. Historically, this region has been vulnerable to natural disasters and other risks, such as earthquakes, which at times have disrupted the local economy and posed physical risks to our property as well as that of our manufacturers.

In addition, terrorist acts or acts of war targeted at the United States, and specifically Southern California, could cause damage or disruption to us, our employees, facilities, partners, suppliers, distributors and resellers, and customers, which could have a material adverse effect on our operations and financial results. We currently do not have redundant, multiple site capacity in the event of a natural disaster or catastrophic event. In the event of such an occurrence, our business would suffer.

ACQUISITIONS MAY DISRUPT OR OTHERWISE HAVE A NEGATIVE IMPACT ON OUR BUSINESS.

We may acquire or make investments in complementary businesses, products, services or technologies on an opportunistic basis when we believe it will assist us in carrying out our business strategy. Growth through acquisitions has been a successful strategy used by other battery companies. We do not have any present understanding, nor are we having any discussions relating to any such acquisition or investment. In addition, we have no experience in identifying quality acquisition candidates, successfully acquiring them and integrating them into an existing infrastructure. If we buy a company, then we could have difficulty in assimilating that company's personnel and operations. In addition, the key personnel of the acquired company may decide not to work for us. An acquisition could distract our management and employees and increase our expenses. Furthermore, we may have to incur debt or issue equity securities to pay for any future acquisitions, the issuance of which could be dilutive to our existing shareholders.

ANTI-TAKEOVER PROVISIONS AND OUR RIGHT TO ISSUE PREFERRED STOCK COULD MAKE A THIRD-PARTY ACQUISITION OF US, OR THE REMOVAL OF OUR CURRENT MANAGEMENT, DIFFICULT.

We are a Delaware corporation. Anti-takeover provisions of Delaware law could make it more difficult for a third party to acquire control of us or remove members of current management, even if such change in control would be beneficial to stockholders. Our Certificate of Incorporation provides that our Board of Directors may issue preferred stock without stockholder approval. The issuance of preferred stock could make it more difficult for a third party to acquire us. All of the foregoing could adversely affect prevailing market prices for our common stock.

RISKS RELATED TO OUR INDUSTRY

THE MARKET IN WHICH WE COMPETE IS SUBJECT TO RAPID TECHNOLOGICAL PROGRESS AND TO COMPETE WE MUST CONTINUALLY INTRODUCE NEW PRODUCTS THAT ACHIEVE BROAD MARKET ACCEPTANCE.

The low power battery market is characterized by rapid technological progress, frequent new product introductions, changes in customer requirements and evolving industry standards. If we do not regularly introduce new products in this dynamic environment, our future product lines will become obsolete. Alternative technologies could achieve widespread market acceptance and displace the technology on which we have based our future products. We cannot assure you that our technological approach will achieve broad market acceptance or that other technologies or devices will not supplant our own products and technology.

LEGISLATIVE ACTIONS, HIGHER INSURANCE COSTS AND POTENTIAL NEW ACCOUNTING PRONOUNCEMENTS ARE LIKELY TO IMPACT OUR FUTURE FINANCIAL POSITION AND RESULTS OF OPERATIONS.

Recent regulatory changes, including the Sarbanes-Oxley Act of 2002, and future accounting pronouncements and regulatory changes, will have an impact on our future financial position and results of operations. These changes and proposed legislative initiatives are likely to increase our general and administrative costs. In addition, insurance costs, including health, workers' compensation and directors and officers' insurance premiums, have been dramatically increasing and are likely to continue to increase in the future as a result of high claims rates over the past year. Further, proposed initiatives could result in changes in accounting rules, including legislative and other proposals to account for employee stock options as an expense. These and other potential changes could materially increase the expenses we report under generally accepted accounting principles, and adversely affect our operating results.

RISKS RELATED TO THE COMMON STOCK

WE HAVE NO CURRENT PLANS TO PAY DIVIDENDS.

We have never paid cash dividends on our common stock and we do not expect to pay cash dividends on our common stock at any time in the foreseeable future. The future payment of dividends directly depends upon the future earnings, capital requirements, financial requirements and other factors that our Board of Directors will consider. Since we do not anticipate paying cash dividends on our common stock, the return on investment on our common stock will depend solely on an increase, if any, in the market value of the common stock.


INVESTORS WHO PURCHASE COMMON STOCK FROM US WILL PAY A PRICE PER SHARE THAT SUBSTANTIALLY EXCEEDS THE VALUE OF OUR ASSETS AFTER SUBTRACTING OUR LIABILITIES.

The offering price of the common stock to be sold by us in this offering ($0.50 per share) is substantially higher than the net book value (the value of our assets less our liabilities) of such stock. This means that you will pay more for the stock than our actual book value according to our balance sheet as of September 30, 2005. We cannot assure you that our net book value per share will improve to a point where it is higher than $0.50 per share.



CERTAIN OF OUR RECENT PRIVATE PLACEMENTS MAY HAVE INVOLVED "GENERAL SOLICITATIONS" UNDER FEDERAL AND STATE SECURITIES LAWS, THE RESULT OF WHICH IS THAT THE HOLDERS OF SHARES OF COMMON STOCK AND WARRANTS ISSUED IN THESE PLACEMENTS MAY HAVE RESCISSION RIGHTS THAT COULD REQUIRE US TO REACQUIRE THE SHARES FOR AN AGGREGATE REPURCHASE PRICE OF UP TO $188,000.

Shares of common stock and warrants issued in our July 2005 - September 2005 private placements may not have been exempt from registration or qualification under federal securities laws and the securities laws of certain states. These private placements occurred after we filed a registration statement on Form SB-2 with the Securities and Exchange Commission (the "SEC") in June 2005. We conducted the private placements in order to provide the funding required to sustain our operations during this period. In evaluating how to conduct the private placements, we determined that we would utilize the exemptions provided by Section 4(2) and Regulation D under the Securities Act of 1933, as amended, notwithstanding the uncertainty as to whether the private placements would be integrated with the pending public offering contemplated by the registration statement. The concept of integration contains certain factual and legal uncertainties which arise because the factors establishing integration involve a number of subjective determinations including: (i) whether the sales are part of a single plan of financing; (ii) whether the sales involve issuance of the same class of securities; (iii) whether the sales have been made at or about the same time; (iv) whether the same type of consideration is being received; and (v) whether the sales are being made for the same general purpose. The Section 4(2) and Regulation D exemptions prohibit the use of "general solicitations" in the offer and sale of securities. If integration is found, the filing of a registration statement for a public offering will constitute, in most cases, a "general solicitation" of investors in the private placement. We believed that the relevant factors in our private placements precluded integration, and so we concluded that relying on Section 4(2) and Regulation D, despite these uncertainties, would be in the best interest of our stockholders. Because of this uncertainty, the shares and warrants we issued in these private placements may have been issued in violation of either federal or state securities laws, or both, and may be subject to rescission.

If we decide to make a rescission offer, and if the rescission offer is accepted, we could be required to make aggregate payments to the holders of these shares and warrants of up to $188,000, which includes statutory interest. Federal securities laws do not provide that a rescission offer will terminate a purchaser's right to rescind a sale of stock that was not registered as required or was not otherwise exempt from such registration requirements. If any or all of the offerees reject the rescission offer, we may continue to be liable under federal and state securities laws for up to an amount equal to the value of all warrants and common stock issued in those placements plus any statutory interest we may be required to pay. In addition, if it is determined that we offered securities without properly registering them under federal or state law, or securing an exemption from registration, regulators could impose monetary fines or other sanctions as provided under these laws.

INVESTORS WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION.

If all common stock offered by this prospectus are sold, we will have an aggregate of 15,585,000 shares of common stock outstanding (excluding up to 905,000 shares of common stock issuable upon exercise of outstanding warrants). Existing stockholders at September 30, 2005 contributed a total of $294,740 for an aggregate of 10,585,000 shares of common stock (or approximately $0.027 per share), while purchasers of common stock from us pursuant to this prospectus will have contributed an aggregate of $2,500,000 for an aggregate of 5,000,000 shares of common stock (or $0.50 per share). Therefore, investors in this offering will have contributed approximately 89% of the total amount of funding for our company but will only own approximately 32% of the outstanding common stock. See "Dilution".



OUR COMMON STOCK PRICE IS LIKELY TO BE HIGHLY VOLATILE; OUR STOCK WILL BE "PENNY STOCK."

The market price of our common stock is likely to be highly volatile as the stock market in general, and the market for small cap and micro cap technology companies in particular, has been highly volatile. Investors may not be able to resell their shares of our common stock following periods of volatility because of the market's adverse reaction to volatility. We cannot assure you that our stock will trade at the same levels of other stocks in our industry or that industry stocks, in general, will sustain their current market prices. Factors that could cause such volatility may include, among other things:

- actual or anticipated fluctuations in our quarterly operating results;

- announcements of technological innovations;

- changes in financial estimates by securities analysts;

- conditions or trends in the low power battery industry;

- changes in the market valuations of other companies in such industry; and

- the acceptance of market makers and institutional investors of us and our stock.

In addition, we are applying to list our common stock for trading on the OTCBB. There can be no assurance that we will ever be able to successfully apply for listing on the American Stock Exchange or the NASDAQ National Market or SmallCap Market in the foreseeable future due to the trading price for our common stock, market capitalization, our working capital and revenue history. Failure to list our shares on the American Stock Exchange or the NASDAQ National or SmallCap Markets will impair the liquidity for our common stock.

The Securities and Exchange Commission has adopted regulations which generally define a "penny stock" to be any security that 1) is priced under five dollars,
2) is not traded on a national stock exchange or on NASDAQ, 3) may be listed in the "pink sheets" or the OTCBB, 4) is issued by a company that has less than $5 million in net tangible assets and has been in business less than three years, or by a company that has under $2 million in net tangible assets and has been in business for at least three years, or by a company that has revenues of less than $6 million for 3 years.

Penny stocks can be very risky: penny stocks are low-priced shares of small companies not traded on an exchange or quoted on NASDAQ. Prices often are not available. Investors in penny stocks are often unable to sell stock back to the dealer that sold them the stock. Thus an investor may lose his/her investment. Our common stock is a "penny stock" and thus is subject to rules that impose additional sales practice requirements on broker/dealers who sell such securities to persons other than established customers and accredited investors, unless the common stock is listed on The Nasdaq SmallCap Market. Consequently, the "penny stock" rules may restrict the ability of broker/dealers to sell our securities, and may adversely affect the ability of holders of our common stock to resell their shares in the secondary market.

HOLDERS OF OUR COMMON STOCK MAY BE DILUTED IN THE FUTURE.

We are authorized to issue up to 50,000,000 shares of common stock. To the extent of such authorization, our Board of Directors will have the ability, without seeking stockholder approval, to issue additional shares of common stock in the future for such consideration as our Board of Directors may consider sufficient. The issuance of additional common stock in the future will reduce the proportionate ownership and voting power of our common stock held by existing stockholders.

ADDITIONAL SHARES HELD BY EXISTING STOCKHOLDERS MAY BE SOLD INTO THE PUBLIC MARKET IN THE FUTURE, WHICH MAY CAUSE OUR STOCK PRICE TO DECLINE.


Assuming that the registration statement of which this prospectus forms a part is declared effective, we would have 11,504,687 issued and outstanding shares of common stock that are freely tradable under the Securities Act of 1933, as amended (the "Securities Act"). The remaining 4,080,313 shares of our common stock are "restricted securities" as defined under Rule 144 of the Securities Act. All of these shares are beneficially owned by our officers, directors or other affiliates. Restricted securities may only be publicly sold pursuant to a registration statement under the Securities Act or pursuant to Rule 144 or some other exemption that may be available from the registration requirements of the Securities Act. Rule 144 entitles each person holding restricted securities for a period of one year, and affiliates who own non-restricted shares of our common stock to sell every three months, in ordinary brokerage transactions, an amount of shares which does not exceed one percent of our then outstanding common stock. Any substantial sales pursuant to Rule 144, including the potential sale of common stock by our affiliates, could have an adverse effect on the market price of shares of our common stock, and may hinder our ability to arrange subsequent equity or debt financing or affect the terms and conditions of such financing.

                   FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of
Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, among other things:

- general economic and business conditions, both nationally and in our markets,

-    our history of losses,

- our expectations and estimates concerning future financial performance, financing plans and the impact of competition,

-    our ability to implement our growth strategy,

-    anticipated trends in our business,

-    advances in technologies, and

-    other risk factors set forth under "Risk Factors" in this prospectus.

In addition, in this prospectus, we use words such as "anticipates," "believes," "plans," "expects," "future," "intends," and similar expressions to identify forward-looking statements.

We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

                                USE OF PROCEEDS

We are offering up to a total of 5,000,000 shares of common stock in a direct public offering, without any involvement of underwriters or broker-dealers. The offering price is $0.50 per share. We believe that if all shares offered hereunder are sold, the proceeds will be sufficient to fund our operations for two years. The table below sets forth our proposed use of proceeds assuming the sale of all shares of common stock offered hereunder:

Gross proceeds	                 $2,500,000
Offering expenses
  Legal fees	                     18,000
  Printing of prospectus	        700
  Accounting and auditing fees	      4,000
  State securities blue sky fees      2,000
  Transfer agent fees	              3,300
  SEC filing fees	         	677
  Miscellaneous expenses	      1,345
                                 -----------
Total offering expenses	             30,022
                                 -----------
Net proceeds	                 $2,469,978
                                 ===========

The net proceeds will be used as follows:

Research and development	 $1,186,550
  Equipment		            300,000
  Engineers (2)		            150,000
  Consultant fees		    234,000
  Materials		            256,000
  Lab expenses (UCLA fees)          125,000
  Misc/other		            121,550

Marketing and advertising	 $  353,500
  Website		             60,000
  Brochures	                     55,000
  Trade shows	                     50,000
  Trade print advertising	    150,000
  Misc/other		             38,500

Salaries		         $  420,230

Working capital			 $  509,698
  Rent/office expenses and
   equipment/utilities	            156,000
  Insurance		             30,000
  Misc/other/reserve	            323,698
                                 -----------
Total net proceeds		 $2,469,978
                                 ===========
We currently anticipate that upon expenditure of the proceeds as indicated above, we will have a working prototype of our battery units.

The table below sets forth our proposed use of proceeds if only half the shares offered hereunder are sold:

Gross proceeds			 $1,250,000
Offering expenses
  Legal fees			     18,000
  Printing of prospectus	        700
  Accounting and auditing fees	      4,000
  State securities blue sky fees      2,000
  Transfer agent fees		      3,300
  SEC filing fees		        677
  Miscellaneous expenses              1,345
                                 -----------
Total offering expenses	             30,022
                                 -----------
Net proceeds			 $1,219,978
                                 ===========
The net proceeds will be used as follows:

Research and development	 $  531,778
   Equipment			     50,000
   Engineer (1)			     75,000
   Consultant fees		     75,000
   Materials			    150,000
   Lab expenses (UCLA fees)	    125,000
   Misc/other		             56,778

Marketing and advertising	 $  203,500
   Website		             60,000
   Brochures			     55,000
   Trade shows			     50,000
   Trade print advertising                0
   Misc/other		             38,500

Salaries			 $  270,230

Working capital			 $  214,470
   Rent/office expenses and
     equipment/utilities	    133,500
   Insurance		             30,000
   Misc/other/reserve	             50,970
                                 -------------
Total net proceeds		 $1,219,978
                                 =============

In the event that only half of the shares offered hereunder are sold, the proceeds will not be sufficient to complete a prototype of our battery unit, and we will have less cash to pay our personnel and consultants. We currently anticipate that we will still be able to fully characterize our technology, but that such proceeds will be insufficient to reduce our technology to practice or to meet our projected capital requirements.

The table below sets forth our proposed use of proceeds if only 25% of the shares offered hereunder are sold:

Gross proceeds				$    625,000
Offering expenses
  Legal fees			              18,000
  Printing of prospectus			 700
  Accounting and auditing fees		       4,000
  State securities blue sky fees               2,000
  Transfer agent fees			       3,300
  SEC filing fees		                 677
  Miscellaneous expenses		       1,345
                                         ------------
  Total offering expenses		      30,022
                                         ------------
Net proceeds				$    594,978
                                         ============
The net proceeds will be used as follows:

Research and development		$    211,278
  Equipment				      10,000
  Consultant fees			      60,000
  Materials				      20,000
  Lab expenses (UCLA fees)		     100,000
  Misc/other				      21,278

Marketing and advertising		$     94,000
  Website				      60,000
  Brochures				      15,000
  Trade shows				      10,000
  Trade print advertising		           0
  Misc/other				       9,000

Salaries				 $   120,230

Working capital				 $   169,470
  Rent/office expenses and
    equipment/utilities			     133,500
  Insurance				      30,000
 Misc/other/reserve			       5,970
                                        --------------
Total net proceeds			 $   594,978
                                        ==============

In the event that only 25% of the shares offered hereunder are sold, we will be unable to reach our goal of creating a prototype of our battery unit or to fully characterize our technology. In addition, we will have less cash to pay our personnel and consultants. We further believe that such proceeds will be insufficient to meet our projected capital requirements.

This prospectus also relates to an aggregate of 6,504,687 shares of our common stock that may be offered and sold from time to time by the selling stockholders. We will receive no proceeds from the sale by the selling stockholders of shares of common stock in this offering.

                        DETERMINATION OF OFFERING PRICE

The $0.50 per share offering price of our common stock was determined based on our capital requirements and our internal assessment of what the market would support. There is no relationship whatsoever between this price and our assets, earnings, book value or any other objective criteria of value. Additionally, because we have a limited operating history and have not generated any revenues to date, the price of the shares of common stock is not based on past earnings, nor is the price of the shares indicative of current market value for the assets owned by us.

We intend to apply to the OTCBB for the trading of our common stock upon our becoming a reporting entity under the Exchange Act. We intend to file a registration statement under the Exchange Act concurrently with the effectiveness of the registration statement of which this prospectus forms a part. If our common stock becomes so traded and a market for the stock develops, the actual price of stock to be sold by the selling stockholders will be determined by prevailing market prices at the time of sale or by private transactions negotiated by the selling stockholders named in this prospectus. The offering price for such stock would thus be determined by market factors and the independent decisions of the selling stockholders named in this prospectus. The offering price for the common stock to be offered and sold by us pursuant to this prospectus, however, will remain at $0.50 per share.

Holders

As of September 30, 2005, we had 47 holders of our common stock. The number of record holders was determined from the records of our transfer agent. Our transfer agent is U.S. Stock Transfer Company, 1745 Gardena Avenue, Glendale, California 91204.

                                DIVIDEND POLICY

We have not declared or paid any cash dividends on our common stock or other securities and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements, and such other factors as the Board of Directors deem relevant.

                                   DILUTION

Dilution represents the difference between the offering price and the net tangible book value per share immediately after completion of this offering. Net tangible book value is the amount that results from subtracting total liabilities and intangible assets from total assets.


As of September 30, 2005, the net tangible book value of our shares of common stock was $(59,140), or approximately ($0.006) per share, based upon 10,585,000 shares of common stock outstanding.

Upon completion of this offering, in the event all of the shares to be offered by us are sold, the net tangible book value of the 15,585,000 shares to be outstanding will be $2,410,838 or approximately $0.155 per share. The amount of dilution you will incur will be $0.345 per share. The net tangible book value of the shares held by our existing stockholders will be increased by $0.160 per share without any additional investment on their part. You will incur an immediate dilution from $0.50 per share to $0.155 per share.

After completion of this offering, if all 5,000,000 shares to be offered by us are sold, you will own approximately 32.1% of the total number of shares then outstanding for which you will have made a cash investment of $2,500,000, or $0.50 per share. Our existing stockholders as of September 30, 2005 will own approximately 67.9% of the total number of shares then outstanding, for which they have made contributions of cash and assets totaling $59,240, or approximately $0.005 per share.


The following table compares the differences of your investment in our shares with the investment of our existing stockholders.

Existing stockholders if all of the shares are sold:

Price per share                                       	          $      0.50
Net tangible book value per share before offering	          $    (0.006)
Potential gain to existing shareholders per share	          $     0.497
Net tangible book value per share after offering	          $     0.155
Increase to present stockholders in net tangible
  book value per share after offering	                          $     0.161
Capital contributions	                                          $ 2,500,000
Number of shares outstanding before the offering (1)	 	   10,585,000
Number of shares after offering held by existing stockholders (2)  10,585,000
Percentage of ownership after offering	 	                        67.9%
---------------------------------------------------
(1) At September 30, 2005
(2) Includes shares issued through September 30, 2005

  Purchasers of shares in this offering if all shares are sold:

Price per share	                                                 $	0.50
Dilution per share	                                         $     0.345
Capital contributions	                                         $ 2,500,000
Number of shares after offering held by public investors	   5,000,000
Percentage of ownership after offering	 	                       32.1%


                                 CAPITALIZATION


The following table sets forth our cash and our capitalization, as of September 30, 2005:

- on an actual basis; and

- on a pro forma as adjusted basis to give further effect to the sale of 5,000,000 shares of our common stock in this offering at an assumed initial price of $0.50 per share, after deducting estimated offering expenses payable by us.

This information should be read in conjunction with our Management's Discussion and Analysis of Financial Condition and Results of Operations and our Financial Statements and the related Notes appearing elsewhere in this prospectus.

                                                             As of
                                                      September 30, 2005
                                                   ------------------------
                                                                 Pro forma
                                                     Actual      As Adjusted
                                                   ---------   ------------
Cash                                             $   105,201   $  2,575,179
Stockholders' equity:
Preferred stock, $0.001 par value,
10,000,000 shares authorized, none
issued and outstanding actual and proforma as
 adjusted                                                  -             -
Common stock, $0.001 par value,
50,000,000 shares authorized, 10,585,000 shares
issued and outstanding actual; 15,585,000 shares
issued and outstanding proforma as adjusted           10,585         15,585
Additional paid-in capital                           209,155      2,674,133
Accumulated deficit				    (278,880)      (278,880)
                                                   ------------  -----------
Total stockholders' equity                          (59,140)      2,410,838
                                                   ------------  -----------
Total capitalization                            $   (59,140)    $ 2,410,838
                                                   ============  ===========



                            SELECTED FINANCIAL DATA


The statements of operations data for the period from March 17, 2005 (date of inception) to March 31, 2005, and the balance sheet data as of March 31, 2005, are derived from the audited financial statements which are included elsewhere in this prospectus. The statements of operations data for the six months ended September 30, 2005 and the balance sheet data as of September 30, 2005, are derived from unaudited financial statements that, in our opinion, reflect all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial position as of such date and results of operation for such period. The operating results for the six months ended September 30, 2005 are not necessarily indicative of the operating results to be expected in the future. The data set forth below should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements and notes thereto included elsewhere in this prospectus and with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                      		               Period From
                                  	                     March 17, 2005
					    Six Months     (Date of Inception)
					      ended             through
                                 	 September 30, 2005   March 31, 2005
                                 	    (Unaudited)        (Restated)
                                     	  --------------     ---------------
STATEMENT OF OPERATIONS DATA:

Revenues                                      $       -        	$        -

Operating expenses:

 General and administrative
   Legal and professional fees                   35,037              3,500
   Consulting fees                               43,463                  -
   Wages and salaries                            75,000                  -
   Research and Development                      22,118                  -
   Other general and administrative	         51,170		    17,033
                                 	      -----------       -----------
 Total general and administrative expenses      226,788 	    20,533
                                 	      -----------       -----------
Loss from operations                           (226,788)           (20,533)
Interest expense                                (31,559)                 -
                                              -----------       -----------
Loss before provision for income taxes         (258,347)           (20,533)
  Provision for income taxes                          -                  -
                                              -----------       -----------
 Net loss  			              $(258,347)        $  (20,533)
                                 	      ===========       ===========
Basic and diluted loss per common share       $   (0.03)	$    (0.00)
                                 	      ===========       ===========

		                                                   March 31,
					    September 30,            2005
                                               2005               (Restated)
                                         -----------------     ---------------
BALANCE SHEET DATA:

Current assets                                $ 105,201          $  12,731
Working capital (deficit)                     $ (46,281)         $  (8,902)
Long term liabilities	                      $ 605,401		 $ 573,857




           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Overview

We were incorporated in March 2005 in the State of Delaware. We have commenced limited business operations, but have not yet realized any income. In March 2005, we raised a total of $44,240 in cash, assets and services in a private placement of our common stock pursuant to an exemption provided by Rule 505 of Regulation D, promulgated under the Securities Act.


We have incurred a net loss from operations from inception through September 30, 2005, of $278,880.

You should read this discussion in conjunction with the selected historical financial information and the financial statements and related notes included elsewhere in this report.

Results of Operations


Six Months Ended September 30, 2005

Revenues. We did not generate any revenue in the six months ended September 30, 2005, as we were only recently incorporated and our focus has been on raising funds to commence the research and development of our technology. We are a development stage company in our first year of research and development activities, and do not anticipate receiving revenue until we complete product development. There can be no assurance that we will ever receive revenues or reach profitability.

General and Administrative Expenses. General and administrative expenses for the six months ended September 30, 2005 were $226,788. These expenses included $75,000 in wages and salaries to our sole employee, $43,463 in consulting fees, $35,037 in legal and accounting expenses associated with our incorporation and the preparation of a registration statement, $22,118 in research and development expenses and $51,170 in other expenses. We anticipate that as we ramp up our operations (including incurring the obligations of a public company), our general and administrative expenses will increase significantly.

Sales and Marketing Expenses. We did not incur sales and marketing expenses for the six months ended September 30, 2005, but intend to develop our sales and marketing efforts at a measured pace until our products are ready for introduction into the market.

Net Loss. As a result of the foregoing factors, our net loss was $258,347, or $0.03 per share, for the six months ended September 30, 2005.

Period From March 17, 2005 (Date of Inception) Through March 31, 2005
(Restated).

Revenues. We did not generate any revenue in the period from March 17, 2005 (date of inception) through March 31, 2005, as we were incorporated on March 17, 2005 and our focus has been on raising funds to commence the research and development of our technology. We are a development stage company in our first year of research and development activities, and do not anticipate receiving revenue until we complete product development. There can be no assurance that we will ever receive revenues or reach profitability.

General and Administrative Expenses. General and administrative expenses in the period from March 17, 2005 (date of inception) through March 31, 2005 were $20,533. These expenses included $3,500 in legal and accounting expenses associated with our incorporation and the preparation of a registration statement, as well as $5,000 in stock-based compensation to our Board members, $2,608 for stock-based compensation related to office supplies, $1,292 in depreciation expense, $7,408 in accrued officer compensation and related payroll taxes, and $725 for our office rent. We anticipate that as we ramp up our operations (including incurring the obligations of a public company), our general and administrative expenses will increase significantly.

Research and Development. We did not incur any research and development expenses for the period from March 17, 2005 (date of inception) through March 31, 2005, but expect to devote funds to research and development beginning in the next few months.

Sales and Marketing Expenses. We did not incur sales and marketing expenses in the period from March 17, 2005 (date of inception) through March 31, 2005, but intend to develop our sales and marketing efforts at a measured pace until our products are ready for introduction into the market

Net Loss. As a result of the foregoing factors, our net loss was $20,533, or $0.00 per share, for the period from March 17, 2005 (date of inception) through March 31, 2005.

Liquidity and Capital Resources

From our date of inception (March 17, 2005), we have obtained the majority of our cash resources from the sale of stock to our founders. Our operating plan for the year ending March 31, 2006 is focused on development of our products. We currently anticipate that a cash requirement of $465,000 is required to support this plan. At September 30, 2005, we had only $167 in cash, and had a burn rate of approximately $13,000 per month. We are in the process of raising additional capital. As part of this effort, in July 2005, we issued a series of seven warrants to a private investor to purchase an aggregate of 1,050,000 shares of common stock at an exercise price of $0.10 per share. Each warrant is for 150,000 shares, and the warrants expire at the rate of 150,000 shares per month commencing in July 2005 and ending on January 15, 2006. To date, an aggregate of 450,000 shares of common stock have been issued through the exercise of warrants, for proceeds of $45,000. In August 2005, we issued 12,000 shares of common stock for a purchase price of $0.25 per share. In September 2005, we issued to another private investor a warrant to purchase 305,000 shares of common stock at an exercise price of $0.10 per share. In September 2005, we also issued an aggregate of 1,275,000 shares of restricted common stock to 19 individuals, a profit sharing plan and a corporation for aggregate cash consideration of $127,500. We continue to seek to raise additional funds to support operations through private placements of equity and debt securities as well as through the sale of common stock through a registration statement on Form SB-2. We believe that the funds raised through this plan will be sufficient to support our operations through the year ending March 31, 2006. A large portion of our anticipated costs will relate to product research and development. In addition, we plan to invest in additional employees, and to build our infrastructure to comply with the requirements of being a publicly traded company. We currently plan to hire two full time engineers to assist with product development, and an experienced Chief Financial Officer to help ensure compliance with the disclosure and financial obligations of being a public company. We are actively seeking additional funding. Once we receive the required additional financing, we anticipate continued growth in our operations and a corresponding growth in our operating expenses and capital expenditures. We do not anticipate any revenue from operations for the next two or three years. Therefore, our success will be dependent on funding from private placements of equity securities. There can be no assurance that we will be successful in raising any capital, and at the present time, we have no other agreements or arrangements for any private placements.

All of these conditions give rise to substantial doubt about our ability to continue as a going concern. Our financial statements do not include adjustments relating to the recoverability and classification of reported asset amounts or the amount and classification of liabilities that might be necessary should we be unable to continue as a going concern. Our continuation as a going concern is dependent upon our ability to obtain additional financing from the sale of our common stock, as may be required, and ultimately to attain profitability.

The report of our independent certified public accountants, included elsewhere in this prospectus, contains a paragraph regarding our ability to continue as a going concern.

Our research and development activities over the next twelve months are expected to consist of the characterization of our technology by developing one or more half-battery test fixtures, followed by necessary chemical and structural modifications. These activities will be undertaken with a view towards our ultimate goal of developing a working, fully functional prototype, which we currently anticipate could take approximately two years.

As of September 30, 2005 we are uncertain as to the completion date of our research and development, or if products will ever be completed as a result of this research and development activity. We anticipate that the funds spent on research and development activities will need to increase prior to completion of a product. We may not be able to secure funding in the future necessary to complete our intended research and development activities.


We have certain minimum annual royalty payments to Dr. Sung H. Choi pursuant to the Technology and Patent Assignment. These minimum annual royalty payments are as follows:

2006	        $10,000
2007	        $15,000
2008	        $20,000
2009	        $45,000
2010	        $75,000
Thereafter   $1,500,000
-------------------------
             $1,665,000
             ============

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires us to make judgments, assumptions and estimates that affect the amounts reported.
Note 1 of Notes to Financial Statements describes the significant accounting policies used in the preparation of the financial statements. Certain of these significant accounting policies are considered to be critical accounting policies, as defined below.

A critical accounting policy is defined as one that is both material to the presentation of our financial statements and requires management to make difficult, subjective or complex judgments that could have a material effect on our financial condition and results of operations. Specifically, critical accounting estimates have the following attributes: 1) we are required to make assumptions about matters that are highly uncertain at the time of the estimate, and 2) different estimates we could reasonably have used, or changes in the estimate that are reasonably likely to occur, would have a material effect on our financial condition or results of operations.

Estimates and assumptions about future events and their effects cannot be determined with certainty. We base our estimates on historical experience and on various other assumptions believed to be applicable and reasonable under the circumstances. These estimates may change as new events occur, as additional information is obtained and as our operating environment changes. These changes have historically been minor and have been included in the consolidated financial statements as soon as they became known. Based on a critical assessment of our accounting policies and the underlying judgments and uncertainties affecting the application of those policies, management believes that our financial statements are fairly stated in accordance with accounting principles generally accepted in the United States, and present a meaningful presentation of our financial condition and results of operations.

In preparing our financial statements to conform to accounting principles generally accepted in the United States, we make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. These estimates include useful lives for fixed assets for depreciation calculations and assumptions for valuing options and warrants. Actual results could differ from these estimates.

We consider that the following are critical accounting policies:

Research and Development Expenses

All research and development costs are expensed as incurred. The value of acquired in-process research and development is charged to expense on the date of acquisition. Research and development expenses include, but are not limited to, payroll and personnel expense, supplies, raw materials to fabricate our prototype devices, manufacturing costs, consulting, legal fees and research-related overhead. Accrued liabilities for raw materials to manufacture our prototype devices, manufacturing costs, and patent legal fees are included in accrued liabilities and included in research and development expenses.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fixed assets - Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets. The cost of repairs and maintenance is charged to expense as incurred. Expenditures for property betterments and renewals are capitalized. Upon sale or other disposition of a depreciable asset, cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in other income (expense).

We periodically evaluate whether events and circumstances have occurred that may warrant revision of the estimated useful life of fixed assets or whether the remaining balance of fixed assets should be evaluated for possible impairment. We use an estimate of the related undiscounted cash flows over the remaining life of the fixed assets in measuring their recoverability.

Stock-based compensation - We apply Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees, and Related Interpretations," in accounting for stock options issued to employees. Under APB No. 25, employee compensation cost is recognized when estimated fair value of the underlying stock on date of the grant exceeds exercise price of the stock option. For stock options and warrants issued to non-employees, we apply SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No 123 requires the recognition of compensation cost using a fair value based method whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. We use the Black-Scholes pricing model to calculate the fair value of options and warrants issued to non-employees. Stock issued for compensation is valued using the market price of the stock on the date of the related agreement.

                                     BUSINESS

Enable IPC Corporation is a Delaware corporation established to develop and commercialize rechargeable batteries for use in low power applications. Our initial product will be a nanowire-based, thin film lithium battery. A patent application covering this technology was assigned to us in March 2005 by Dr. Sung H. Choi, our Technical Advisor and a principal stockholder. This initial product is in the very earliest stage of development.

Dr. Choi's patent application relates to the improvement of the part of a battery known as a "cathode". The improvement covered by the application relates to the increase in the actual surface area of the cathode created by manufacturing the cathode in the form of nanowires - tiny poles that are smaller than the width of a human hair. In particular, the patent application that Dr. Choi has assigned covers a unique and specialized method of manufacturing these nanowires.

We believe that this technology will enable us to make cathodes that will significantly reduce costs and improve performance in comparison to other thin film batteries while having fewer pollutants than conventional batteries not made of thin film. However, this technology is still in its infancy, and we do not know its long-term prognosis. To date, we have created prototype nanowire cathodes in a laboratory and have calculated performance expectations on paper, but we have not fully tested the cathodes for performance characteristics, and do not know if our manufacturing plan is feasible. We have begun to characterize the technology (establish how well the technology works and ascertain an idea as to how the technology will perform) and expect to complete the characterization by the end of 2005. Our business goal is to either license the technology (when fully characterized, proven and prototyped) to a battery manufacturer or enter into a joint venture or acquisition with a larger battery manufacturer to produce the resulting battery products.

Background

We were incorporated in March 2005 in the State of Delaware. We have commenced limited business operations, but have not yet realized any income. In March 2005, we raised a total of $44,240 in cash, property and services in a private placement of our common stock pursuant to an exemption provided by Rule 505 of Regulation D, promulgated under the Securities Act.

We have incurred a net loss from operations from inception through September 30, 2005 of $278,880.


Industry Information

Although batteries were first developed in the 19th century, they began to become available to the mass market in the early 20th century when Union Carbide began marketing the most successful battery line in history: Eveready. In the 1930s, Rayovac (formerly, the French Battery Company) began to challenge Eveready's position. Rayovac never overtook Eveready, but was successful and continued as a close, family-run business -- largely in Eveready's shadow.

In the late 1950s, Eveready became the first to offer alkaline batteries to consumers and experienced some major competition in the mid 1960s when the PR Mallory Company introduced the Duracell line. In the 1990s, after some acquisitions and reorganizations, Eveready eventually became the Energizer brand and was spun off as its own company. Mallory changed its name to Duracell after the founder's death and was eventually purchased by Gillette. In 1997, Rayovac made the transition from a family-owned business to a public company. After its IPO it made several acquisitions.

Still, though, the pecking order remains largely the same: Energizer is the largest battery company in the world, followed by Duracell and Rayovac. Other competitors exist -- Panasonic, Sony, Radio Shack and other companies have their own brands and there are a multitude of small companies with their own niches -- but these three dominate the market.

The market is considered mature. Standard configurations have been around for decades (sizes D, C, AA, AAA and lantern batteries are standard sizes used in thousands of devices for years) and other, more specialized configurations have evolved as well, as demand has been driven forward by new, portable electronic equipment.

Rechargeable batteries have gained in popularity, mostly in configurations other than the standard sizes. These are mostly used in PDAs, cellular telephones, laptop computers, cameras and other electronic devices. Rechargeables are available in several chemistries, the most well-known being Nickel Cadmium (NiCad), Nickel Metal Hydride (NiMH), sealed lead acid (SLA) and lithium chemistries (e.g., lithium ion -- LiIon). Today, LiIon is "the fastest growing and most promising battery chemistry" (Isidor Buchmann, "Battery University,"
2003).

Rechargeable LiIon batteries are an example of a battery chemistry that has experienced significant growth in recent years, due to demand in portable electronics (primarily cellular telephones and laptop computers). They are generally recognized as superior to other rechargeable battery chemistries (they last longer, weigh less, hold more power and have faster recharge cycles than other rechargeable chemistries) and have become the battery of choice in most rechargeable applications. By 2009, lithium chemistries will comprise 91.8% and 78.8% of rechargeable batteries used in mobile IT and communication devices respectively (Battery Power Products & Technology magazine, March 2004).

In 1997, rechargeable lithium batteries accounted for $424 million in sales in the United States and grew to $1.2 billion by 2002 (Spelman Research, "Oak Ridge Micro Energy, Inc", September 2004). Researchers expect continued growth in the rechargeable battery market at around 5.5% annually (the Freedonia Group, "Batteries - Market Size, Market Share, Market Leaders, Demand Forecast, Sales, Company Profiles, Market Research, Industry Trends", 2003) through 2007. Thin film and nanowire lithium batteries in the new applications described under "Products" are expected to be part of this growth.

Products

We plan to license or manufacture and sell (through joint venture or acquisition arrangements) specialized rechargeable thin firm, nanowire-based lithium batteries for low power applications. We believe that these batteries will provide solutions to significant problems faced by battery manufacturers for years, as they will provide for significant cycling times and life span improvements while costing a fraction of the cost of batteries utilizing currently available technologies.

Batteries provide electrical power to devices through a chemical reaction that causes electrons. The electrons gather on the negative (-) or anode side, and flow from the negative (-) pole to the positive (+), or cathode, side (see Figure 1).

[FIGURE 1-Diagram of battery]

Inside the battery is a "voltaic pile", which consists of stacked (piled) material that creates the chemical reaction.

Today, there are four commonly used types of rechargeable batteries: nickel metal hydride (NiMH), sealed lead acid (SLA), nickel cadmium (NiCad) and lithium ion (LiIon). The two newest and most popular technologies are NiCad and LiIon. NiCad batteries are used primarily for emergency lighting, communication equipment and backup devices. LiIon batteries, introduced in 1991, and LiIon polymer batteries, introduced in 1999, are used primarily for portable communication equipment such as cell phones and PDAs, notebook computers and other portable electronic devices.

In the past few years, LiIon batteries have dominated the market due primarily to their substantially superior performance. The favorable attributes of LiIon batteries over NiCad batteries are set forth in TABLE 1 below.

                                    TABLE 1

	     Attribute	                                     Advantage
            ------------                                   ------------
    Capacity (how much power the battery holds)	                 LiIon

LiIon batteries have approximately 40% more capacity
than comparable NiCad.
-----------------------------------------------------------------------
                Weight	                                         LiIon
                -------
Typically 50% lighter than NiCad.
-----------------------------------------------------------------------
	Volume (size)	                                         LiIon

Typically 30 to 50% smaller than NiCad.
-----------------------------------------------------------------------
Self-discharge (when not in use, these batteries
tend to gradually discharge)	                                 LiIon
-----------------------------------------------------------------------
Approximately 0.16% per month for LiIon; recent
developments dropped NiCad from 5% to 1% per day.
-----------------------------------------------------------------------
	      Recharge time	                                 LiIon
	      --------------
Full recharge in approximately 2.5 hours for LiIon;
between 4 and 5 hours for NiCad.
-----------------------------------------------------------------------
1.2	Aging	                                                 Both

While reports vary, and manufacturers are mostly silent
about the issue, both last for about 500 recharge cycles
before significant degradation is seen.
-----------------------------------------------------------------------

"Memory" effect (when not initially or often fully charged, batteries with "memory" tend to charge only to a certain point) LiIon

LiIon has no "memory" effect.  NiCad (despite some reports
to the contrary) does.
-----------------------------------------------------------------------
1.3	Cost / price	                                         NiCad

Our 2003 survey of over 7,000 NiCad and LiIon batteries
currently for sale showed than NiCad were generally less
expensive than LiIon.
-----------------------------------------------------------------------

Despite the dominance of LiIon batteries, they still present certain challenges. LiIon batteries are rechargeable and use different materials than other batteries. The cathode in a LiIon battery is made of lithium cobalt oxide (LiCoO), an expensive material. In addition, LiIon batteries need a special protective circuit for safety reasons when recharging.

Researchers have attempted to develop modifications to LiIon batteries which respond to certain of these issues. Solid-state rechargeable lithium and LiIon batteries that measure less than 15 um thick (about the thickness of plastic wrap) have been developed at the Oak Ridge National Laboratory ("ORNL"). These batteries have high energy and power densities, can be cycled thousands of times and can be fabricated in arbitrary shapes and to any required size to meet the requirements of a specific application. However, they have some issues relating to cost, degradation and discharge rates.

ORNL's thin film battery manufacturing process involves "sputtering", a common technique used in manufacturing many semiconductors. Generally, a wafer (a disc commonly made of silicon, but also may be made of other materials) is placed in a machine that utilizes a vacuum technique to deposit very thin layers of materials from a device called a "target" onto the wafer. The process results in sputtered layers, as represented in Figures 2 through 4:

[FIGURE 2-layers of wafer]

[FIGURE 3-layers of wafer]

[FIGURE 4-layers of wafer]

These ORNL technologies represent a significant improvement in LiIon battery development, but have some severe limitations that have impeded commercialization to date. These limitations include oxidation, packaging, low yields and high manufacturing costs.

We have been assigned a patent application (serial number 11/089781, filed March 25, 2005) for a new technology which we believe will solve these issues. Our technology involves nanowires that are installed using a proprietary technique not involving sputtering or wafer bonding. These nanowires will provide additional surface area and therefore efficiency in terms of size and application. In addition, our manufacturing technique will significantly reduce costs, as there is less sputtering, no need for an expensive, three-chemical target and we can manufacture more units in the same manufacturing space in less time with significantly higher yields. We believe that our proprietary technique will permit an estimated 90% reduction in cathode manufacturing costs.

We believe that our LiIon thin film batteries will be utilized in the following low power product areas:

Hearing Aid Batteries. Battery manufacturers frequently say that hearing aid batteries have become standardized across the industry. At first glance, that might appear not to be true, as there are five basic sizes (#675, 312, 13, 10 and 5) that measure between 5.8 mm and 11.9 mm in diameter (approximately 1/4" to 1/2") and have varying thicknesses. However, all of these batteries provide 1.4V of power, and the industry has color coded the batteries to make it easier to identify the type the consumer needs. We believe that our technology will provide a device that provides the same power level as current batteries, but would be permanently installed in the device and would take up considerably less space. The battery could be quickly recharged rather than replaced, thus saving the consumer the cost and inconvenience of purchasing and storing new batteries.

Radio (RFID) Tags. A radio frequency identification tag (also known as an RFID tag or radio tag) is a tiny device that can contain digitally encoded information coupled with antennae that allow the transmission and receipt of radio signals. The devices usually have an adhesive on the back and are used primarily for tracking, but also for inventory control, data transmittal, and security, among others. Some of these specific uses include:

o	Animal/pet tracking
o	Automotive anti-theft systems
o	Baggage tracking
o	Building access
o	Libraries
o	Pallets
o	Retail stores
o	Sensors
o	Tollbooths (for example, California's FasTrack system)

Retailers such as WalMart have contemplated the use of RFID tags to simplify inventory control and save costs. Despite privacy concerns, the RFID market is growing as the size of the RFID devices shrink. RFID batteries allow the devices to be read from greater distances and allow the devices to be rewritten and modified. The keys to using batteries in RFID tags depend on cost and size
- both of which are addressed by our technology.

Smart Cards. "Smart" cards are credit card-like devices that have a chip built into the card that holds digitally-encoded information rather than a magnetic strip on the back. There are a number of uses for smart cards, including identification, banking information, mass transit payments and tracking accumulated points for purchases. Smart cards are more popular in Europe and
the Pacific Rim than in the United States.   An independent analyst estimated
that in 2003, there were 2.02 billion smart cards shipped worldwide; that number is expected to grow to 3.11 billion by 2008. The idea of a single card that allows for identification, banking and other transactions is very attractive to a number of people and institutions.

With a battery, both the number of things that can be done with a smart card and the security enhancements available would be significantly increased. For example, the use of a battery would permit real-time updated bank transactions including active balances, biometric information (fingerprints, voice recognition, retinal identification, facial recognition, etc.), transportation ticketing and identification and many other enhancements. A number of companies are advocating the use of smart cards that are upgraded with power technologies. The largest barriers to powered smart cards - battery size and cost - are addressed by our device.

MEMs/NEMs. Micro-electrical-mechanical and nano-electrical-mechanical systems are complete systems-on-a-chip. We believe that they hold great promise for a number of applications, including integrated circuit and micro-device fabrication. These systems must be powered, and we believe that a micro-battery such as ours could be an ideal power source.

Military Identification. We believe that embedding micro-devices into dog tags worn by military personnel, containing tracking, medical and other information, could save lives in battlefields. Using micro-batteries to provide power to these devices could significantly expand their capability.

Automotive Remotes. The remote control device that sends signals to lock and unlock car doors and turn alarms on and off requires a small battery, which could possibly be recharged while the car is in operation.

Sensors. Remotely placed sensors are best served by reliable batter power rather than hard wired power. Coupled with a radio tag, sensors can eliminate the need for long, difficult and costly wiring.

Chip Memory Backup. Real time memory backup is commonplace in most computers, cell phones, PDAs and other electronic devices. However, these require low power batteries to maintain the data when the device is turned off. We believe that our batteries will be ideal for this application.

Other Possible Applications. Other possible applications for our batteries include:

o	Micro/nano satellites
o	Miniature transmitters
o	M2M communications
o	Neurological stimulators
o	"Smart" active labels
o	Sneaker lights

Research and Development

We plan to continue research and development of our technology. We have access to, and have been approved to use, certain equipment at UCLA's Nanoelectronics Research Facility ("NRF"), located on the UCLA campus approximately 30 miles from our facility. The NRF routinely makes its facility available to business representatives who complete training on its equipment and agree to pay varying hourly rates based on the equipment used.

Marketing and Distribution

Once we have completed development of our LiIon thin film battery, we plan to approach the market in one of the following ways, depending on the market climate at the time:

o License the battery to an established battery manufacturer; or

o Produce our specialized nanowire device for incorporation in original equipment manufacturer (OEM) projects through joint ventures with battery manufacturers and other OEMs.

We do not anticipate that we will produce the batteries in direct competition with other battery manufacturers, but this would be a possibility should market conditions change.

Competition

We will compete with other manufacturers and distributors of small sealed rechargeable batteries. A few of these manufacturers and distributors are large, international corporations such as Energizer, Duracell and Rayovac. In addition, significant Pacific Rim competitors include Sanyo, Hitachi Maxell, Toshiba and NEC. All of these companies have significantly greater resources than us. There are also a number of smaller competitors in the Pacific Rim, each of whom have either expanded production in recent years or whom we expect to expand in the near future. These smaller companies include:

o	Shenzhen BAK Battery Co., Ltd.
o	Shenzhen B&K Technology Co., Ltd.
o	Wuhan Lixing (Torch) Power Sources Co., Ltd.
o	Pacific EnergyTech Co., Ltd.
o	Amita Technologies, Ltd.
o	EXA Energy Technology Co., Ltd.
o	High Energy Battery Co., Ltd.
o	Great Power Battery Co., Ltd.
o	Rickbery (HK), Ltd.

ORNL has licensed its thin film technology to five companies and has no plans to restrict the number of companies to whom it will license the technology in the future. All of the following companies have nonexclusive licenses for low power fields of use, except cell phones, cameras and camcorders, laptops and toys:

o	Cymbet Corporation
o	Excellatron, Inc.
o	Front Edge Technology, Inc.
o	Infinite Power Solutions
o	Oak Ridge Micro-Energy, Inc.

None of the foregoing companies are currently engaged in mass production of thin film batteries, as they are limited technically and economically by the state of the technology. One of these competitors, Oak Ridge Micro-Energy, Inc. announced on March 22, 2005 that it has reduced its manufacturing costs and expanded its manufacturing capacity, which will allow the company to sell into the RFID tag and "smart" card markets, two of the markets that we have targeted. We do not know the sales price of the products that Oak Ridge Micro-Energy, Inc. plans to produce and sell, and do not know whether we will be able to compete with such products. If the sales price of the batteries to be sold by Oak Ridge Micro-Energy, Inc. is less than ours and if such batteries are able to penetrate these and other markets successfully, it could have a material adverse impact on our business. We have also been informed that another competitor, Front Edge Technologies, Inc., is currently selling products for specialized government applications. We do not know the specific products or their respective sales prices, and so do not know whether our proposed products will be competitive with those sold by Front Edge Technologies, Inc.

Finally, there are other companies whom we know to be working on thin film batteries. These companies include Ener1, Graphic Solutions, Inc., ITN Energy Systems, Solicore and Voltaflex. None of the foregoing companies are currently engaged in mass production of thin film batteries, as they are limited technically and economically by the state of the technology.

We believe that we will compete with these companies on the basis of cost and improved capacity.

Manufacturing

We may elect to manufacture our thin film batteries. In that event, we believe that access to manufacturing facilities and equipment will be readily available. We may also choose to outsource production, and believe that we will be able to access numerous contract manufacturers at a reasonable cost. We also believe that the raw materials required to manufacture our batteries - lithium cobalt oxide and wafers with various substrates - will be available from numerous suppliers.

Intellectual Property

We currently have no issued patents. We have been assigned all rights, title and interest in and to a patent application (serial number 11/089781, filed on March 25, 2005) for a battery technology developed by Dr. Sung H. Choi, our Technical Advisor. This patent application, entitled "Lithium Ion Rechargeable Battery Based on Nanostructures," was assigned to us by Dr. Choi in consideration for the issuance to him of an aggregate of 2,000,000 shares of our common stock plus an annual royalty of five percent of net sales of the products resulting from the technology. We have certain minimum annual royalty payments to Dr. Choi pursuant to the Technology and Patent Assignment. These minimum annual royalty payments are as follows:


2006	     $   10,000
2007	     $   15,000
2008	     $   20,000
2009	     $   45,000
2010	     $   75,000
Thereafter   $1,500,000
	   ---------------
	     $1,665,000
	   ===============

We currently require all employees and consultants to sign confidentiality agreements as well as proprietary information and inventions agreements.

Government Regulation

In the future, we may be required to seek regulatory clearance or approval in order to commercialize new products. Although we are not currently aware of any regulatory requirements that may affect our operations, in the event that we elect to pursue alternative battery chemistries we might be subject to state environmental laws or regulations governing the disposal of hazardous chemicals. We currently have no plans to pursue any such alternative chemistries.

Employees

As of September 30, 2005, we employed one person in management and administration. We currently utilize outside consultants for our research and development activities. None of our employees or consultants are members of a labor union. Management believes that relations with our employee and consultants are good.

Properties

Our headquarters is located at 25520 Avenue Stanford, Suite 311, Valencia, California, 91355. We have a month-to-month lease and the rent is $3,168.00 per month for 3,520 square feet. We believe that our facilities are adequate for our needs and that additional suitable space will be available on acceptable terms as required.



Legal Proceedings

None.
                                   MANAGEMENT


The following table sets forth certain information regarding our directors, executive officers and certain key employees as of September 30, 2005:

NAME		       AGE	    POSITION
-------------------------------------------------------------------------------
David A. Walker		47	Chief Executive Officer,
                                Chief Financial Officer (acting) and a Director
Mark A. Daugherty, Ph.D.49	Chief Technical Officer and a Director
Daniel Teran, CPA	52	Director
Jin Suk Kim		34	Director
Timothy Lambirth, Esq.	52	Director
Sung Choi, Ph.D.	43	Technical Advisor


Mr. Choi is the brother-in-law of Mr. Kim. Other than that relationship, there is no family relationship between any of our directors and executive officers.

Each Director holds office until the next annual meeting of the shareholders or until his successor is elected and duly qualified. Executive officers are appointed by and serve at the pleasure of the Board of Directors. The following sets forth biographical information concerning our directors, executive officers and key personnel for at least the past five years:

David A. Walker has served as our Chief Executive Officer since our inception in March 2005. Mr. Walker has over 20 years' experience in business management, primarily with high-tech startups. From 2000 to 2005, Mr. Walker served as an independent consultant to several companies including Optronic Solutions Technology, Nano Solutions, Inc., Durham Marketing and DCH Technology, Inc. In 1994, Mr. Walker co-founded DCH Technology, Inc., a publicly traded high-tech energy and safety equipment company located in Valencia, California. He served for six years alternatively as the President and Vice President of Operations of DCH until his retirement in 2000. During his tenure at DCH, Mr. Walker negotiated license and joint venture agreements and oversaw the listing of the company on the American Stock Exchange after completing approximately $10 million in private placements. He has served on the Boards of Directors of four privately held for-profit companies and one nonprofit company, and currently serves on advisory boards at the UCLA School of Public Health and California Baptist University. Mr. Walker holds a Master's Degree in Human Resources Management (Organizational Development) from Chapman University and a Bachelor's Degree in Business Administration from California Baptist University.

Mark A. Daugherty, Ph.D. has served as our Chief Technology Officer since our inception in March 2005. Mr. Daugherty has over 25 years' experience with advanced energy systems research and development in industrial, national laboratory and academic settings. In March 2005, he began working for the Wisconsin Focus on Energy Program through MSB Energy Associates (in addition to his work for us). He has worked on renewable energy business development for the Wisconsin Focus on Energy Program as a consultant since November 2004, where he conducted a study on Community Wind Business Development from November 2004 through February 2005. From September 2003 to January 2005, Dr. Daugherty was a student at the Chicago Theological Seminary. From June 2002 to June 2003 he served as President and CEO of Virent Energy Systems, a Madison, Wisconsin based company commercializing a carbon-neutral method for on- demand production of hydrogen and fuel gas. From June 1998 to June 2002, he served in several capacities for DCH Technology, Inc., including Chief Scientist, Chief Technical Strategist and Vice President and General Manager of DCH's fuel cell operations. Dr. Daugherty also served at Los Alamos National Laboratory from 1993 to 1997 as a Principal Investigator on Cooperative Research and Development Agreements (CRADAs) with industry to develop applications for high temperature superconductors. He also served for six months in 1993 as Manager of R&D Cooperative Programs at Superconductivity, Inc., which is now part of American Superconductor Corp. While at Superconductivity Inc, he led a CRADA program with Oak Ridge National Laboratory addressing high-temperature superconducting magnet design issues. Dr. Daugherty holds a BS, MS and Ph.D. in Mechanical Engineering from the University of Wisconsin - Madison and a J.D. from the Boalt School of Law at the University of California - Berkeley. He has published over 25 technical papers. Dr. Daugherty has served as Session Chair at the 2000, 2001 and 2002 Symposium on Fuel Cells and Battery Technologies for Portable Applications and as the Chair of the Session on Applications of Superconductivity at the 1993 Cryogenic Engineering Conference. He was also awarded an R&D 100 Award as a member of the Superconductivity, Inc. team.

Daniel Teran, CPA has served as a member of our Board of Directors since our inception in March 2005. He is a Certified Public Accountant licensed in the State of California and has had his own practice in the City of Los Alamitos in Orange County since July 1989. Mr. Teran offers services in accounting, systems setup and design and taxation. He also provides tax planning and tax return preparation for individuals and businesses, and represents clients in audits with the Internal Revenue Service and the California Franchise Tax Board. Prior to July 1989, Mr. Teran served as Chief Financial Officer for the Stephen Hopkins Development Company, a shopping center developer, and as Controller for NRC Construction Company. He also served as an auditor for Seidman and Seidman, a large national public accounting firm. He is an active member of the American Institute of Certified Public Accountants and the California Society of Certified Public Accountants, and has served on various committees within these professional organizations.

Jin Suk Kim has served as a member of our Board of Directors since our inception in March 2005. He currently serves as Vice President of G Ju Hwa Bohemia, a Korean and American corporation, overseeing all manufacturing, importing and exporting for the company. From January 2002 to June 2004, he served as a director and officer of Nano Solutions, Inc., a small California-based startup, and from July 1998 to June 2004 directed MIS and accounting operations at CBOL Corporation in Woodland Hills, California. Mr. Kim holds BS degrees in Accounting and Management Information Systems from California State University, Northridge.

Timothy Lambirth, Esq. has served as a member of our Board of Directors since our inception in March 2005. He currently practices law at Aldrich & Bonnefin in Los Angeles. From January 1982 to July 2004 he served as managing partner of Ivanjack & Lambirth, LLP, a Los Angeles-based law firm, where he focused on the representation of financial institutions. Mr. Lambirth has expertise in complex commercial litigation and has counseled Fortune 500 companies with regard to their litigation, transactional and real estate needs for over 22 years. He has worked with companies, both large and small, in addressing numerous financial and business- related issues. He was co-author of a bi-monthly column entitled "Big Money", which is published by the State Bar of California's Big News for Smaller Firms magazine. He has extensive jury and bench trial experience, and is certified as a Civil Trial Advocate by the National Board of Trial Advocacy. Mr. Lambirth was voted a "2005 Super Lawyer" in a general survey which was conducted and published by Law-Politics and Los Angeles Magazine.

Dr. Sung Choi has served as our Technical Advisor since our inception in March 2005. Dr. Choi has worked in nanotechnology for over a decade, including research in bionanotechnology and micro-electromechanical systems (MEMS) as a task manager at the California Institute of Technology in Pasadena, California since 1999. He has also consulted with the Aerospace Corporation since 2000, conducting research on Focused Ion Beam systems. Dr. Choi has made a number of contributions in the field of microfluidics for space applications and nano-electromechanical systems (NEMS). He is the author of six patents (two pending) and forty papers in the field of nanotechnology and MEMS. He was one of five US scientists recently invited by the Korean government to visit the country to discuss recent advances in nanotechnology. Dr. Choi holds a BS degree in Metallurgical Engineering from Seoul National University, Korea, and a MS degree in Materials Science & Engineering and a PhD in Electrical Engineering from UCLA, where he has concentrated on nanotechnology and MBE-based quantum devices.

Board Committees

We currently have three committees of our Board of Directors: the Audit Committee, the Compensation Committee and the Technical Advisory Committee.

The Audit Committee reviews, acts on and reports to the Board of Directors regarding various auditing and accounting matters, including the selection of our independent auditors, the monitoring of the rotation of the partners of the independent auditors, the review of our financial statements, the scope of the annual audits, fees to be paid to the auditors, the performance of our independent auditors and our accounting practices. Our auditors report directly to the Audit Committee. Only independent Directors may serve on the Audit Committee. There are currently three members of the Audit Committee, Mr. Teran, Mr. Lambirth and Mr. Kim. Mr. Teran is the Chairman of the Audit Committee, and also serves as our "audit committee financial expert." Under the applicable Securities and Exchange Commission standard, an audit committee financial expert means a person who has the following attributes:

- An understanding of generally accepted accounting principles and financial statements;

- The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

- Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant's financial statements, or experience actively supervising one or more persons engaged in such activities;

- An understanding of internal controls and procedures for financial reporting; and

-    An understanding of audit committee functions.

The Compensation Committee determines the salaries and incentive compensation of our officers and provides recommendations for the salaries and incentive compensation of our other employees. All members of our Compensation Committee must be independent Directors. There are currently three members of the Compensation Committee, Mr. Lambirth, Mr. Kim and Mr. Teran. Mr. Walker, our Chief Executive Officer, participated in deliberations of the Board of Directors relating to his compensation.

The Technical Advisory Committee was established to aid in the direction, performance, productivity and efficiency of the Company's research, development and other technical activities. While it is overseen by Dr. Mark Daugherty, a Director with technical expertise, it may have non-directors as members to advise our engineers and technologists. There are currently four members of the Technical Advisory Committee, Dr. Daugherty, Dr. Choi, Martin Leung, Ph.D. and Mr. Daniel Dunn.

Code of Ethics

We adopted a Code of Ethics on March 17, 2005. A copy of the Code of Ethics is filed as an exhibit to the registration statement of which this prospectus forms a part. A copy of our Code of Ethics may also be obtained by sending a written request to us.

Directors' Compensation

Our Directors receive a payment of $500 for each Board meeting attended in person or by telephone. Directors who are also company employees receive the same compensation for serving on the Board as non-employee Directors. We reimburse non-employee Directors for all travel and other expenses incurred in connection with attending meetings of the Board of Directors. Our Directors who are also employees may participate in other incentive plans described under "Item 6. Executive Compensation."

Executive Compensation

As we only commenced operations on March 18, 2005, neither our Chief Executive Officer nor any other executive officer of the Company received compensation in excess of $100,000 for the most recently completed fiscal year.

We have entered into a one-year employment agreement effective March 15, 2005, with David A. Walker, our Chief Executive Officer. The employment agreement provides for an annual base salary of $150,000, which may be paid in any combination of cash, common stock or options to purchase common stock as may be agreed by Mr. Walker and us. The employment agreement also requires additional annual compensation to Mr. Walker of options to purchase no less than 250,000 shares of our common stock. The options, all of which shall be fully vested upon grant, will be granted in equal quarterly increments, and are subject to the approval by our stockholders of a stock option plan. To date, no such plan has been presented to our stockholders for approval. The employment agreement provides that in the event we are acquired, sell all of our assets or are the non-surviving party in a merger, it is not terminated and we will use our best efforts to ensure that the transferee or surviving company is bound by its provisions.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We have entered into a one-year employment agreement effective March 15, 2005, with David A. Walker, our Chief Executive Officer (see "Management - Executive Compensation").

We have also entered into a one-year consulting agreement with Dr. Mark Daugherty, our Chief Technical Officer. The consulting agreement provides for payment of $75 per hour to Dr. Daugherty for his services, with a minimum monthly payment of $750. We also agreed to grant Dr. Daugherty options to purchase 150,000 shares of our common stock, subject to the approval by our stockholders of a stock option plan. To date, no such plan has been presented to our stockholders for approval.

In March 2005, we entered into a Technology and Patent Assignment with Dr. Sung
H. Choi, our Technical Advisor, for the acquisition of certain technologies used in our business. In consideration for the Technology and Patent Assignment, we issued 2,000,000 shares of our common stock, with an aggregate value of $10,000, to Dr. Choi. The Technology and Patent Assignment also provides for the payment of royalties to Dr. Choi equal to 5% of the net sales of products derived from the technology, with minimum royalty payments as follows: (i) $10,000 in 2006;
(ii) $15,000 in 2007; (iii) $20,000 in 2008; and (iv) $45,000 in 2009; (v)
$75,000 in 2010 and $100,000 per year thereafter through 2025 (an aggregate of $1,500,000).


In March 2005, we also entered into a one-year consulting agreement with Dr. Choi. The consulting agreement provides for payments of $75 per hour to Dr. Choi for his services, with the objective of commercializing the technology acquired under the Technology and Patent Assignment. We also granted to Dr. Choi options to purchase an aggregate of 250,000 shares of our common stock, subject to the approval by our stockholders of a stock option plan. To date, no such plan has been presented to our stockholders for approval.

In March 2005, we issued an aggregate of 1,000,000 shares of our common stock, with an aggregate value of $5,000, to the members of our Board of Directors in consideration of services rendered.

We believe that all of the transactions set forth above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. We intend that all future transactions with affiliated persons be approved by a majority of the Board of Directors, including a majority of the independent and disinterested outside directors on the Board of Directors, and be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS


The following table sets forth certain information known to us with respect to the beneficial ownership of our common stock as of September 30, 2005 and; (i) all persons who are known to us to be beneficial owners of five percent or more of the common stock; (ii) each of our directors, and (iii) all current directors and executive officers as a group. The address of all stockholders is c/o Enable IPC Corporation, 25520 Avenue Stanford, Suite 311, Valencia, California 91355.


                                                       PERCENT OF CLASS
NAME AND ADDRESS OF             SHARES BENEFICIALLY      BENEFICIALLY
BENEFICIAL OWNER                      OWNED                  OWNED
------------------------------------------------------------------------
Sung H. Choi		            2,245,062      	     21.5%

David A. Walker		            2,200,000		     21.1%

Jin Suk Kim			    1,800,000		     17.2%

Reuven Zfat                         1,050,000 (1)             9.4%

Rastiff Business Ventures, Inc. (2)   750,000		      7.2%

Timothy Lambirth		      352,000		      3.4%

Mark A. Daugherty		      330,000	              3.2%

Daniel Teran		              303,313		      2.9%

All executive officers and
Directors as a group (five persons) 4,985,313		     47.8%
-------------------------------------------------------------------
(1) Includes warrants to purchase an aggregate of 600,000 shares of common stock, exercisable within 60 days of September 30, 2005.

(2) Dennis Reid has voting and investment power over the shares of common stock held by Rastiff Business Ventures, Inc.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Common shares subject to options or warrants that are currently exercisable or exercisable within 60 days of September 30, 2005 are deemed to be outstanding and to be beneficially owned by the person or group holding such options or warrants for the purpose of computing the percentage ownership of such person or group but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group. Unless otherwise indicated by footnote, the persons named in the table have sole voting and sole investment power with respect to all common shares shown as beneficially owned by them, subject to applicable community property laws. Percentage of beneficial ownership is based on 10,585,000 shares of our common stock outstanding as of September 30, 2005.


                             SELLING STOCKHOLDERS


The following table sets forth information, as of September 30, 2005, with respect to the selling stockholders and the respective number of shares of common stock owned by each selling stockholder that may be offered pursuant to this prospectus together with the number of shares of common stock and the percentage of our issued and outstanding common stock owned by each selling stockholder prior to this offering. This information was supplied to us by the selling stockholders named in the table and may change from time to time. We have not sought to verify the information contained in the table. Because the selling stockholders may offer all or some portion of these securities pursuant to this prospectus, and because we are not currently aware of any agreements, arrangements or understandings with respect to the sale of these securities, we cannot predict the number of shares that will be held by the selling stockholders upon termination of this offering. In addition, some of the selling stockholders may have sold, transferred or otherwise disposed of all or a portion of their securities since the date on which they provided the information about themselves and the securities they were selling in transactions exempt from the registration requirements of the Securities Act.



See "Plan of Distribution."

Unless otherwise disclosed in the footnotes to the table below, no selling stockholder has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates and owns less than 5% of our outstanding common stock. David Walker is the only officer offering securities on our behalf. He is not a selling stockholder.



Each selling stockholder listed below may, under this prospectus, from time to time offer and sell the number of shares of common stock listed below opposite its name. Prior to any use of this prospectus in connection with an offering of these securities by a beneficial owner not listed as a selling stockholder below or its transferee, pledgee, donee or other successor, this prospectus will be supplemented to set forth the name and information with respect to that person.

In March 2005, in connection with our incorporation, we issued an aggregate of 2,546,215 shares of our restricted common stock to 19 individuals (the "Initial Investors") at a price of $0.005 per share, receiving total proceeds of $12,731 in cash.

Also in March 2005 and in connection with our incorporation, we issued an aggregate of 750,000 shares of our restricted common stock to Rastiff Business Ventures, Inc., in consideration for the contribution of equipment, other fixed assets and office supplies. The common stock was issued to Rastiff at a price of $0.005 per share, for a total valuation of $3,750.

Finally, in March 2005 and in connection with our incorporation, we issued an aggregate of 2,000,000 shares of our restricted common stock to Dr. Choi, in consideration for the transfer of technology pursuant to the Technology and Patent Assignment.


In July 2005, we issued a series of seven warrants to Reuven Zfat, an accredited private investor to purchase an aggregate of 1,050,000 shares of common stock at an exercise price of $0.10 per share. Each warrant is for 150,000 shares, and the warrants expire at the rate of 150,000 shares per month commencing in July 2005 and ending on January 31, 2006. Through September 30, 2005, an aggregate of 450,000 shares of common stock have been issued through the exercise of warrants, for proceeds of $45,000.

In August 2005, we issued 12,000 shares of restricted common stock to Steve Skelton, an accredited investor, for a purchase price of $0.25 per share, receiving total cash proceeds of $3,000.

In September 2005, we issued an aggregate of 1,275,000 shares of our common stock to 19 individuals, a profit sharing plan and a corporation, at a price of $0.10 per share, receiving total proceeds of $127,500. We also issued a warrant to purchase 305,000 shares of common stock at an exercise price of $0.10 per share, to James Tanner, an accredited investor.

In September 2005, we issued to an individual, a warrant to purchase an aggregate of 305,000 shares of our common stock. The warrant has an exercise price of $0.10 and expires September 30, 2007. As of September 30, 2005, no shares of common stock have been issued through the exercise of the warrant.


-----------------------------------------------------------------------------------------------------
                                        Beneficial Ownership of      Number of    Beneficial Ownership
                                         Common Shares Prior to     Shares to be   of Common Shares
                                              the Offering          Sold Under     After the Offering
--------------------------------------------------------------------   This      -------------------
Selling Stockholder                        Number of    Percent of   Prospectus  Number of  Percent of
                                             Shares        Class                   Shares      Class
-----------------------------------------------------------------------------------------------------
Sung H. Choi (1)                          2,245,062        21.5%      2,245,062      --	        --
-----------------------------------------------------------------------------------------------------
Reuven Zfat                               1,050,000 (2)     9.4%      1,050,000      --         --
-----------------------------------------------------------------------------------------------------
Rastiff Business Ventures, Inc.(3)          750,000         7.2%        750,000      --	        --
-----------------------------------------------------------------------------------------------------
Daniel L. and Robin R. Walker (4)           440,000           *         440,000      --         --
-----------------------------------------------------------------------------------------------------
James Tanner                                335,000 (5)       *         335,000      --         --
-----------------------------------------------------------------------------------------------------
James and Janice Tanner Family Trust        200,000           *         200,000      --         --
-----------------------------------------------------------------------------------------------------
Phillip and Judith Nordella                 200,000           *         200,000      --         --
-----------------------------------------------------------------------------------------------------
Douglas and Jeanne Hammonds                 100,000           *         100,000      --         --
-----------------------------------------------------------------------------------------------------
Morsko Inc. Profit Sharing Plan             100,000           *         100,000      --         --
-----------------------------------------------------------------------------------------------------
Robert and Belinda Marshall                 100,000           *         100,000      --         --
-----------------------------------------------------------------------------------------------------
Dan and Kelly Close                         100,000           *         100,000      --         --
-----------------------------------------------------------------------------------------------------
Jim and Janet Doty                          100,000           *         100,000      --         --
-----------------------------------------------------------------------------------------------------
Mike and Magaly Doty                        100,000           *         100,000      --         --
-----------------------------------------------------------------------------------------------------
Joseph Tam                                   71,875           *          71,875      --         --
-----------------------------------------------------------------------------------------------------
Dunn Living Trust                            62,500           *          62,500      --         --
-----------------------------------------------------------------------------------------------------
Jim and Janus Tanner                         50,000           *          50,000      --         --
-----------------------------------------------------------------------------------------------------
D. Matthew and Shawn Gale                    50,000           *          50,000      --         --
-----------------------------------------------------------------------------------------------------
Emymac, Inc.                                 50,000           *          50,000      --         --
-----------------------------------------------------------------------------------------------------
Janet Catmull (6)                            40,000           *          40,000      --         --
-----------------------------------------------------------------------------------------------------
Troy L. Bakken                               31,250           *          31,250      --         --
-----------------------------------------------------------------------------------------------------
George Randolph                              30,000           *          30,000      --         --


-----------------------------------------------------------------------------------------------------
Peter Lefort (7)                             30,000           *          30,000      --         --
-----------------------------------------------------------------------------------------------------
Brian Clay                                   25,000           *          25,000      --         --
-----------------------------------------------------------------------------------------------------
Evelyne L. Narkevitz                         25,000           *          25,000      --         --
-----------------------------------------------------------------------------------------------------
Alex Naber                                   25,000           *          25,000      --         --
-----------------------------------------------------------------------------------------------------
Albert Naber                                 25,000           *          25,000      --         --
-----------------------------------------------------------------------------------------------------
Johnny Ng                                    24,500           *          24,500      --         --
-----------------------------------------------------------------------------------------------------
Jason Ng                                     20,000           *          20,000      --         --
-----------------------------------------------------------------------------------------------------
Michael and Christine Kulka                  20,000           *          20,000      --         --
-----------------------------------------------------------------------------------------------------
Heather Lambirth (8)                         20,000           *          20,000      --         --
-----------------------------------------------------------------------------------------------------
Darren Northam                               15,000           *          15,000      --         --
-----------------------------------------------------------------------------------------------------
Farid Malek                                  15,000           *          15,000      --         --
-----------------------------------------------------------------------------------------------------
Steve Skelton                                12,000           *          12,000      --         --
-----------------------------------------------------------------------------------------------------
Malinda Bloomingdale                         10,000           *          10,000      --         --
-----------------------------------------------------------------------------------------------------
Carol J. Julian                              10,000           *          10,000      --         --
-----------------------------------------------------------------------------------------------------
Linda L. Cross                               10,000           *          10,000      --         --
-----------------------------------------------------------------------------------------------------
Carey Caruso 			              6,250           *           6,250	     --         --
-----------------------------------------------------------------------------------------------------
Doug Caruso                                   6,250	      *           6,250	     --         --
-----------------------------------------------------------------------------------------------------
TOTAL                                     6,504,687         56.6%     6,504,687      --         --
-----------------------------------------------------------------------------------------------------

- Less than one percent.


(1) Dr. Choi services as our Technical Advisor, and has entered into a Technology and Patent Assignment with us. He is also one of our founders.
    See "Certain Relationships and Related Transactions."

(2) Includes warrants to purchase an aggregate of 600,000 shares, exercisable within 60 days of September 30, 2005.

(3) Dennis Reid holds voting and investment power over the shares of common stock held by Rastiff Business Ventures, Inc.

(4) Mr. Walker is the brother of David A. Walker, our Chief Executive Officer, acting Chief Financial Officer and a Director.

(5) Includes warrant to purchase aggregate of 305,000 shares, exercisable within 60 days of September 30, 2005. Also includes 30,000 shares held in trust by Mr. Tanner for the benefit of his minor sons.

(6) Ms. Catmull is the sister of David A. Walker.

(7) Mr. Lefort is the father-in-law of Daniel Teran, one of our Directors.

(8) Ms. Lambirth is the adult daughter of Timothy Lambirth, one of our Directors.



The number of shares set forth in the tables represents an estimate of the number of common shares to be offered by the selling stockholders. We have assumed the sale of all of the shares of common stock offered under this prospectus will be sold. However, as the selling stockholders can offer all, some or none of their common stock, no definitive estimate can be given as to the number of shares that the selling stockholders will offer or sell under this prospectus.

Other than as set forth above, none of the selling stockholders (i) has had a material relationship with us other than as a shareholder at any time within the past three years; (ii) or has ever been one of our officers or directors.


                           DESCRIPTION OF SECURITIES

The descriptions in this section and in other sections of this registration statement of our securities and various provisions of our Certificate of Incorporation and our bylaws are limited solely to descriptions of the material terms of our securities, Certificate of Incorporation and bylaws. Our Certificate of Incorporation and Bylaws have been filed with the SEC as exhibits to this registration statement.

Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. As of September 30, 2005, 10,585,000 shares of our common stock and no shares of our preferred stock were issued and outstanding.


Common Stock

The holders of our common stock are entitled to equal dividends and distributions per share with respect to the common stock when, and if declared by the Board of Directors from funds legally available therefore. No holder of any shares of our common stock has a pre-emptive right to subscribe for any of our securities, nor are any common stock subject to redemption or convertible into other of our securities. Upon liquidation, dissolution or winding up of us, and after payment of creditors and preferred stockholders the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock. All shares of common stock now outstanding are fully paid, validly issued and non-assessable.

Each share of common stock is entitled to one vote with respect to the election of any Director or any other matter upon which stockholders are required or permitted to vote. Holders of the common stock do not have cumulative voting rights, so the holders of more than 50% of the combined shares voting for the election of Directors may elect all of the Directors if they choose to do so, and, in that event, the holders of the remaining shares will not be able to elect any members to the Board of Directors.

Preferred Stock

We may issue shares of preferred stock in one or more classes or series within a class as may be determined by our Board of Directors, who may establish, from time to time, the number of shares to be included in each class or series, may fix the designation, powers, preferences and rights of the shares of each such class or series and any qualifications, limitations or restrictions thereof, and may increase or decrease the number of shares of any such class or series without any further vote or action by the stockholders. Any preferred stock so issued by the Board of Directors may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up of us, or both. In addition, any such shares of preferred stock may have class or series voting rights. Moreover, under certain circumstances, the issuance of preferred stock or the existence of the unissued preferred stock might tend to discourage or render more difficult a merger or other change in control of us.

No shares of preferred stock are currently outstanding. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting stock.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock will be U.S. Stock Transfer Corporation, Glendale, California.

                  SHARES ELIGIBLE FOR FUTURE SALE

On September 30, 2005, 10,585,000 shares of our common stock were outstanding. We also had outstanding warrants to purchase an aggregate of 905,000 shares of common stock. None of our outstanding shares of common stock are immediately eligible for sale in the public market without restriction or further registration under the Securities Act of 1933, as amended (the "Act"). All of our outstanding shares of common stock are "restricted securities" as such term is defined under Rule 144 promulgated under the Act, in that such shares were issued in private transactions not involving a public offering and may not be sold in the absence of registration other than in accordance with Rules 144, 144(k) or 701 promulgated under the Act or another exemption from registration. We are registering for resale an aggregate of 6,504,687 shares of common stock (including 905,000 shares issuable upon the exercise of outstanding warrants).


In general, under Rule 144 as currently in effect, a person, including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume in our common stock during the four calendar weeks preceding the date on which notice of such sale is filed, subject to various restrictions. In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell those shares under Rule 144(k) without regard to the requirements described above. To the extent that shares were acquired from an affiliate, such person's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

There has been no trading in our common stock to date. Sales of substantial amounts of our common stock under Rule 144, this prospectus or otherwise could adversely affect the prevailing market price of our common stock and could impair our ability to raise capital through the future sale of our securities.

                              PLAN OF DISTRIBUTION


We are offering 5,000,000 shares of common stock, using our Chief Executive Officer, on a self- underwritten, best- efforts basis. There is no minimum amount of securities that we must sell in order to receive any subscriptions. The common stock will be offered at a price of $0.50 per share. Our offering will commence on the date of this prospectus and will continue until the earlier of December 31, 2005 and the date all of the shares offered are sold, or we otherwise terminate the offering.

If you decide to subscribe for any shares in this offering, you must execute and deliver a subscription agreement and deliver a check or certified funds in U.S. dollars to us for acceptance or rejection. Please contact David A. Walker, President and Chief Executive Officer, at (661) 775-9273 for more information.


We are also registering a total of 6,504,687 shares of our common stock that are being offered by the selling stockholders. As used in this prospectus, "selling stockholders" includes the pledgees, donees, transferees or others who may later hold the selling stockholders' interests in the common stock. We will pay the costs and fees of registering the common stock, but the selling stockholders will pay any brokerage commissions, discounts or other expenses relating to the sale of the common stock. We will not receive the proceeds from the sale of the shares by the selling stockholders. However, some of the shares we are registering will be issued upon the exercise of warrants held by the selling stockholders. Although the selling stockholders are not required to exercise the warrants, if they do so we will receive the proceeds from the exercise.

The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

- ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

- block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

- purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

- an exchange distribution in accordance with the rules of the applicable exchange;

-  privately negotiated transactions;

- broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

-  a combination of any such methods of sale; and

-  any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares or common stock or warrants owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

                 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                     ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

                                 LEGAL MATTERS

The validity of the common stock offered by this prospectus has been passed upon for us by Silicon Valley Law Group, San Jose, California.

                                    EXPERTS

Our financial statements at and for the month ended March 31, 2005, included in this prospectus, have been so included in reliance upon the report of L.L. Bradford LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form SB-2 under the Securities Act, in connection with the offering of the common stock by the selling stockholders. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement. Some information is omitted and you should refer to the registration statement and our exhibits. With respect to references made in this prospectus to any contract, agreement or other document of ours, such references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. You may review a copy of the registration statement, including exhibits, at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

We will file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the SEC.

Our SEC filings and the registration statement can also be reviewed by accessing the SEC's Web site at http://www.sec.gov, which contains reports, and information statements and other information regarding registrants that file electronically with the SEC.

============================================================================



                             ENABLE IPC CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                               TABLE OF CONTENTS
		                                        PAGE NO.
MARCH 31, 2005 (Restated)

Report of Independent Registered Public Accounting Firm   F-1

Balance Sheet                                             F-2

Statement  of Operations		                  F-3

Statement of Stockholders' Equity		          F-4

Statement of Cash Flows		                          F-5

Notes to Financial Statements		                  F-6-11
----------------------------------------------------------------

SEPTEMBER 30, 2005 (Unaudited)

Condensed Balance Sheet                                   F-12

Condensed Statement of Operations                         F-13

Condensed Statement of Cash Flows	                  F-14

Notes to Condensed Financial Statements	                  F-15-17

=================================================================

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Enable IPC Corporation.
(A Development Stage Company)
Valencia, CA 91355


We have audited the accompanying balance sheet of Enable IPC Corporation. (A Development Stage Company) as of March 31, 2005, and the related statements of operations, stockholders' equity, and cash flows for the period from March 17, 2005 (Date of Inception of Enable IPC Corporation.) through March 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Enable IPC Corporation. (A Development Stage Company) as of March 31, 2005, and the results of its activities and cash flows for the period from March 17,2005 (Date of Inception of Enable IPC Corporation) through March 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered losses from operations and current liabilities exceed current assets, all of which raise substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


L.L. Bradford & Company, LLC
April 11, 2005
Except for Notes 3,4,and 8 as to which date is November 30, 2005
Las Vegas, Nevada

                             ENABLE IPC CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEET
                                 MARCH 31, 2005
                                 (Restated)

                                    ASSETS

Current assets:
  Cash                                                    $ 12,731
                                                          ---------
     Total current assets                                   12,731

Fixed assets, net                                           13,779

Other assets
  Intangible assets, net                                   592,687
                                                          ----------
Total assets                                              $619,197
                                                          ==========


                      LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities
  Accounts payable                                        $  3,500
  Accrued expenses and other current liabilities             8,133
  Minimum royalty payment due within 12 months              10,000
                                                          ----------
     Total current liabilities                              21,633
                                                          ----------
Long-term liabilities
  Present value of minimum royalty payments, net           573,857
                                                          ----------
Total liabilities                                          595,490


Commitments and contingencies

Stockholder's equity
  Preferred stock; no par value; 10,000,000 shares
   authorized, no shares issued and outstanding                 --
  Common stock; $0.001 par value; 50,000,000 shares
   authorized, 8,848,000 shares issued and outstanding       8,848
  Additional paid-in-capital                                35,392
  Accumulated deficit                                      (20,533)
                                                          ----------
   Total stockholder's equity                               23,707
                                                          ----------
 Total liabilities and stockholder's equity              $ 619,197
                                                          ==========

                           ENABLE IPC CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)
                              STATEMENT OF OPERATIONS
             FOR THE PERIOD FROM MARCH 17, 2005 (DATE OF INCEPTION)
                             THROUGH MARCH 31, 2005
                               (Restated)
Revenues                                                 $      --


Operating expenses
  General and administrative expenses
    Legal and professional fees                              3,500
    Other general and administrative                        17,033
                                                         ----------
  Total general and administrative expenses                 20,533
                                                         ----------
    Net Loss                                             $ (20,533)
                                                         ==========

 Basic and diluted loss per common share                 $   (0.00)
                                                         ==========
 Basic and diluted weighted average
   commons shares outstanding                            8,848,000
                                                         ==========


                See Accompanying Notes to Financial Statements


                             ENABLE IPC CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)
                       STATEMENT OF STOCKHOLDER'S EQUITY

                                                         Common Stock
                                                         -------------          Additional     Accumulated   Stockholder's
                                                     Shares        Amount     Paid-in-Capital    Deficit        Equity
                                                    ----------  ----------    ---------------  -----------   -------------
Balance at March 17, 2005 (Date of inception)              --   $       --     $           --  $        --   $         --

Issuance of common stock to founders for cash       2,546,216        2,546             10,185           --         12,731

Common stock issued for office supplies               521,584          522              2,086           --          2,608

Common stock issued for patent assignment
  related to Technology and Patent Agreement        2,000,000        2,000              8,000           --         10,000

Common stock issued for fixed assets                2,780,200        2,780             11,121           --         13,901

Common stock issued for services                    1,000,000        1,000              4,000           --          5,000

Net loss                                                   --           --                 --      (20,533)       (20,610)
                                                    ----------   ----------    ---------------  -----------   -------------
Balance at March 31, 2005                           8,848,000    $   8,848     $       35,392    $ (20,533)   $    23,630
                                                    ==========   ==========    ===============  ===========   =============

                            See Accompanying Notes to Financial Statements




                             ENABLE IPC CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)
                              STATEMENT OF CASH FLOWS
             FOR THE PERIOD FROM MARCH 17, 2005 (DATE OF INCEPTION)
                             THROUGH MARCH 31, 2005
                                 (RESTATED)

Cash flow from operating activities:
 Net loss                                                   $ (20,533)
 Adjustment to reconcile net loss to net cash
  provided by operating activities:
 Depreciation and amortization                                  1,292
 Stock based compensation                                       5,000
 Stock based compensation related to office supplies            2,608
 Changes in operating assets and liabilities:
  Accounts payable                                              3,500
  Accrued liabilities                                           8,133
                                                             ---------
    Net cash provided by operating activities                      --

Cash flows from financing activities:
 Issuance of common stock to founders for cash                 12,731
                                                             ---------
    Net cash provided by financing activities                  12,731
                                                             ---------

 Net changes in cash                                           12,731

 Beginning balance, March 17, 2005 (Date of Inception)             --
                                                             ---------
 Ending balance, March 31, 2005                             $  12,731
                                                             =========
 Schedule of non-cash investing and financing activities:
  Issuance of 2,780,200 shares for fixed assets             $  13,901
                                                             =========
 Purchase of intangible assets
  Issuance of 2,000,000 shares for patent assignment
   related to Technology and Patent Assignment              $  10,000

  Present value of minimum royalty payments related to
   Technology and Patent Assignment                           583,857
                                                            ----------
                                                            $ 593,857
                                                            =========
                 See Accompanying Notes to Financial Statements

                             ENABLE IPC CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)
                         NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES

Description of business - Enable IPC Corporation (hereinafter referred to as the "Company") is a development stage company incorporated on March 17, 2005 under the laws of the state of Delaware. Enable IPC is engaged in the development of a new battery technology that combines the best of thin films and nanotechnology. Enable IPC (Intellectual Property Commercialization) will use these breakthroughs to manufacture batteries on microscopically thin film, which are expected to be smaller, cheaper, last longer, and more environmentally friendly than today's standard batteries.

Going concern - The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is in the development stage, has no operating revenue and incurred a net loss of approximately $21,000 for the period from March 17, 2005 (Date of Inception) through March 31, 2005. The Company's management is in the process of raising additional capital for the Company. As part of this effort, in July 2005, the Company issued a series of seven warrants to a private investor to purchase an aggregate of 1,050,000 shares of common stock at an exercise price of $0.10 per share. Each warrant is for 150,000 shares, and the warrants will expire at the rate of 150,000 shares per month commencing in July 2005 and ending January 31, 2006. To date, an aggregate of 300,000 shares of common stock have been issued through the exercise of warrants, for proceeds of $30,000. The Company continues to seek to raise additional funds to support operations through private placements of equity and debt securities as well as through the sale of common stock through a registration statement of Form SB-2. Management believes that the funds raised through this plan will be sufficient to support our operations through the year ending March 31, 2006.

These conditions give rise to substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include adjustments relating to the recoverability and classification of reported asset amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to obtain additional financing or sale of its common stock as may be required and ultimately to attain profitability.

Definition of fiscal year - The Company's fiscal year end is March 31.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash - The Company places its cash with high quality institutions. Accounts at each institution are insured up to $100,000 by the Federal Deposit Insurance Corporation. As of March 31, 2005, the Company has no uninsured cash balance.

Fixed assets - Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets. The cost of repairs and maintenance is charged to expense as incurred. Expenditures for property betterments and renewals are capitalized. Upon sale or other disposition of a depreciable asset, cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in other income (expense).

The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful life of fixed assets or whether the remaining balance of fixed assets should be evaluated for possible impairment. The Company uses an estimate of the related undiscounted cash flows over the remaining life of the fixed assets in measuring their recoverability.

Intangible assets - Intangible assets are amortized principally on the straight-line method over their useful lives of 20 years. The Company will evaluate the remaining useful life of the intangible asset being amortized annually to determine whether events and circumstances warrant a revision to the remaining period of amortization. If the estimate of the intangible asset's remaining useful life is changed, the remaining carrying amount of the intangible asset will be amortized prospectively over that revised remaining useful life. If the intangible asset being amortized is subsequently determined to have an indefinite useful life, the asset will no longer be amortized and will be accounted for in the same manner as other intangible assets that are not subject to amortization.

Research and development - The Company expects to make substantial investments in research and development in order to develop and market our technology. Research and development costs consist primarily of general and administrative and operating expenses related to research and development activities. The Company expenses research and development costs as incurred. Property, plant and equipment for research and development that have an alternative future use are capitalized and the related depreciation is expensed as research and development costs. Property, plant and equipment for research and development that have no alternative future uses in other research and development projects or otherwise are research and development costs at the time the costs are incurred. The costs of intangibles that are purchased from others for use in research and development activities and that have alternative future uses in research and development projects or otherwise are capitalized and amortized as intangible assets. The amortization of those intangible assets used in research and development activities is a research and development cost. Costs of intangibles that are purchased from others for a particular research and development project and that have no alternative future uses in other research and development projects or otherwise are research and development costs at the time the costs are incurred. The Company expects our research and development expense to increase as we continue to invest in the development of our technology.

Income taxes - The Company accounts for its income taxes in accordance with Statement of Financial Accounting Standards No. 109, which requires recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Stock-based compensation - The Company applies Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees, and Related Interpretations", in accounting for stock options issued to employees. Under APB No. 25, employee compensation cost is recognized when estimated fair value of the underlying stock on date of the grant exceeds exercise price of the stock option. For stock options and warrants issued to non-employees, the Company applies SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS No 123 requires the recognition of compensation cost using a fair value based method whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. The Company uses the Black-Scholes pricing model to calculate the fair value of options and warrants issued to non-employees. Stock issued for compensation is valued using the market price of the stock on the date of the related agreement.

The Company granted no warrants or options to employees for compensation for the year ended March 31, 2005.

In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure. SFAS No. 148 amends the transition and disclosure provisions of SFAS No. 123. The Company is currently evaluating SFAS No. 148 to determine if it will adopt SFAS No. 123 to account for employee stock options using the fair value method and, if so, when to begin transition to that method.

Fair value of financial instruments - The carrying amounts and estimated fair values of the Company's financial instruments approximate their fair value due to the short-term nature.

Earnings (loss) per common share - Basic earnings (loss) per share excludes any dilutive effects of options, warrants and convertible securities. Basic earnings (loss) per share is computed using the weighted-average number of outstanding common shares during the applicable period. Diluted earnings (loss) per share is computed using the weighted average number of common and common stock equivalent shares outstanding during the period. Common stock equivalent shares are excluded from the computation if their effect is antidilutive.

New accounting pronouncements - During December 2003, the Financial Accounting Standards Board issued Interpretation 46(R), Consolidation of Variable Interest Entities ("FIN 46(R)"). FIN 46(R) clarified the application of existing accounting pronouncements to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Effective March 31, 2005, we adopted FIN 46(R). The implementation of Interpretation No. 46 did not have a material effect on the Company's financial statements.

In April 2003, the FASB issued SFAS No. 149, Amendment of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 149 amends SFAS No. 133 for decisions made (1) as part of the Derivatives Implementation Group process that effectively required amendments to SFAS No. 133, (2) in connection with other Board projects dealing with financial instruments, and (3) in connection with implementation issues raised in relation to the application of the definition of a derivative. The Statement clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative discussed in paragraph 6(b) of SFAS No. 133, clarifies when a derivative contains a financing component, amends the definition of underlying to conform it to language used in FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, and amends certain other existing pronouncements. Those changes will result in more consistent reporting of contracts as either derivatives or hybrid instruments. This statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The implementation of SFAS No. 149 did not have a material effect on the Company's financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. In addition, the statement requires an issuer to classify certain instruments with specific characteristics described in it as liabilities. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The implementation of SFAS No. 150 did not have a material effect on the Company's financial statements.

In December 2004, the FASB issued SFAS 153, Exchanges of Nonmonetary Assets, an amendment of APB No. 29, Accounting for Nonmonetary Transactions. SFAS 153 requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of this standard to have a material effect on its financial position, results of operations or cash flows.

In December 2004, the FASB issued Statement 123 (revised 2004) which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. This Statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award--the requisite service period (usually the vesting period). The Company files as a small business issuer and must meet the requirements of this Statement for accounting periods after December 15, 2005. The Company is evaluating SFAS 123R and believes it may have a material effect on the Company's financial statements.

2.	FIXED ASSETS

	A summary of fixed assets as of March 31, 2005 are as follows:

	Office equipment	      $	5,927
	Office furniture	  	7,974
			               -------
			               13,901
	Less: accumulated depreciation  (122)
		                       -------
	Fixed assets, net	      $13,779
                                       =======

3.	INTANGIBLE ASSETS

	A summary of intangible asset as of March 31, 2005 is as follows:

	Patent                    	$ 593,857
	Less:  accumulated amortization	   (1,170)
		                         ---------
		                        $ 592,687
		                         =========

The patent value of $593,857 consists of the present value of minimum royalty payments (See Note 4) totaling $583,857 and 2,000,000 shares of the Company's common stock of $0.001 par value totaling $10,000.

4.	PRESENT VALUE OF MINIMUM ROYALTY PAYMENTS, NET

The Company has entered into a Technology and Patent Assignment Agreement ("Agreement") granting the Company proprietary rights in consideration for royalties equal to 5% of the net sales of the product. The combined royalty amounts in any single calendar year must be at least equal to the amount shown in the schedule below, or else the 5% royalty shall not be paid, and instead the amount shown in the schedule below shall be paid. Future minimum annual royalty payments under the Agreement are as follows as of March 31, 2005:

2006	                       $   10,000
2007		                   15,000
2008		                   20,000
2009		                   45,000
2010		                   75,000
Thereafter ($100,000 per year)	1,500,000
                               -----------
			       $1,665,000
                               ===========

The Company recorded the present value of the above royalty payments totaling $559,158 (assuming a 10% per annum imputed interest rate) as part of the value of the intangible asset as discussed in Note 3. As of March 31, 2005 the present value of minimum royalty payments, net is as follows:

Present value of minimum royalty payments	     $	583,857
Less:  Minimum royalty payment due within 12 months	(10,000)
                                                     ------------
Present value of minimum royalty payments, net	     $	573,857
                                                     ============

5.  COMMON STOCK

During March 2005, the Company entered into a Technology and Patent Assignment Agreement ("Agreement") with Sung H. Choi, to acquire certain technologies used in the business of Enable. In accordance with the Agreement, the Company issued 2,000,000 shares of the Company's common stock totaling $10,000 in exchange for all proprietary rights under the agreement.

During March 2005, the Company issued 1,000,000 shares of its common stock totaling $5,000 to the board for services rendered.

During March 2005, the Company issued 2,546,217 shares of its common stock to the founders of the Company for cash totaling $12,731.

During March 2005, the Company issued 2,780,200 shares of its common stock to the founders of the Company for fixed assets totaling $13,901.

During March 2005, the Company issued 521,584 shares of its common stock to the founders of the Company for miscellaneous supplies totaling $2,608.

The fair value of all of the noncash consideration set forth above was determined by the founders of the Company at the time the founders' shares were issued for cash at $0.005 per share. The founders determined that all the shares issued from the date of inception (March 17, 2005) through March 31, 2005 would have the same fair value.


6.  COMMITMENTS AND CONTINGENCIES

Consulting agreements - In March 2005, the Company entered into a consulting agreement with an individual to provide consultant services for a period of twelve months in consideration of 250,000 qualified stock options and an hourly fee of $75. The Company has not determined the grant date or exercise price which will be decided at a future date.

Royalties - The Company has entered into a Technology and Patent Assignment Agreement ("Agreement") granting the Company proprietary rights in consideration for royalties equal to 5% of the net sales of the product. The combined royalty amounts in any single calendar year must be at least equal to the amount shown in the schedule below, or else the 5% royalty shall not be paid, and instead the amount shown in the schedule below shall be paid. Future minimum annual royalty payments under the Agreement are as follows as of March 31, 2005:


2006	    $	10,000
2007		15,000
2008		20,000
2009		45,000
2010		75,000
Thereafter   1,600,000
            -----------
	   $ 1,765,000
	    ===========

Sub-Leased facility - The Company operates from a sub-leased facility under a operating sub-lease. The sub-lease calls for a rent of $1,450 per month for a nine month term expiring December 31, 2005. As of March 31, 2005, total rent expense for the leased facility approximated $700. Future minimum rental payments required under the operating sub-lease for the office facility as of March 31, 2005, is approximately $19,000.

7.   OTHER

Employment Contract - During March 2005, the Company entered into an Executive Employment Agreement (the "Employment Agreement") with its President and Chief Executive Officer. The term of the Employment Agreement commenced in March 15, 2005 and shall end on March 31, 2006 renewable upon the mutual consent of both the parties unless written notification is sent by either party. Pursuant to the Employment Agreement, the Chief Executive Officer will receive an annual base salary of $150,000 payable monthly in any combination of cash, common stock or options to purchase common stock as agreed to by Employee and Company. Additionally, the Chief Executive Officer will receive annual compensation of no less than 250,000 options to purchase the company's common stock, payable in equal increments on a quarterly basis and fully vested.

8.  RESTATEMENT OF FINANCIAL STATEMENTS

Subsequent to the filing of Form SB-2/A filed on September 30, 2005 containing these financial statements as previously reported, management became aware that the patent discussed in Note 3 should also include the present value of minimum royalty payments as discussed in Note 4. The previous financials did not recognize the fact that the patent value should reflect the present value of the minimum annual royalty payments as part of the total consideration given for the patent. The value of the present value of minimum royalty payments totaled $559,158.

The effect of this transaction was to increase total liabilities from $11,633, as previously reported, to $570,791 through the addition of the present value of minimum royalty payments totaling $559,158. Intangible assets also increased by $559,158 from $10,000, as previously reported, to $569,158. This increase was offset by an increase in the accumulated amortization from $22 to
$1,770.   This transaction also has the effect of increasing the net loss for the period ended March 31, 2005 from $19,385, to $20,533 due to the increase in amortization of the patent.

-------------------------------------------------------------------------
                                    ENABLE IPC CORPORATION
                                (A DEVELOPMENT STAGE COMPANY)
                                   CONDENSED BALANCE SHEET
                                      SEPTEMBER 30, 2005
                                         (UNAUDITED)


                                          ASSETS

Current assets:
  Cash                                                    $ 105,201
                                                          ---------
     Total current assets                                   105,201

Fixed assets, net                                            14,084

Other assets
  Intangible assets, net                                    578,458
                                                          ---------
Total assets                                              $ 697,743
                                                          ==========


                      LIABILITIES AND STOCKHOLDER'S DEFICIT

Current liabilities
  Accounts payable                                        $  53,788
  Accrued expenses and other current liabilities             87,694
  Minimum royalty payment due within 12 months               10,000
                                                          ----------
     Total current liabilities                              151,482

Long-term liabilities
  Present value of minimum royalty payments                 605,401
                                                          ----------
Total liabilities                                           756,883

Commitments and contingencies                                    --

Stockholder's deficit
  Preferred stock; $0.001 par value; 10,000,000 shares
   authorized, no shares issued and outstanding                  --
  Common stock; $0.001 par value; 50,000,000 shares
   authorized, 10,585,000 shares issued and outstanding      10,585
  Additional paid-in-capital                                209,155
  Accumulated deficit                                      (278,880)
                                                           ----------
   Total stockholder's deficit                              (59,140)
                                                           ----------
 Total liabilities and stockholder's deficit              $ 697,743
                                                           ==========

                 See Accompanying Notes to Condensed Financial Statements

                            ENABLE IPC CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)
                      CONDENSED STATEMENTS OF OPERATIONS
                              SEPTEMBER 30, 2005
                                  (UNAUDITED)
                                                                               March 17, 2005
                                              Three Months        Six Months    (Inception)
                                                 ended              ended         through
                                              September 30,      September 30,  September 30
                                                  2005               2005           2005
                                            -----------------  -------------   --------------
 Revenues                                        $      --       $      --     $      --

 Operating expenses
   General and administrative expenses
     Legal and professional fees                    18,630          35,037         38,537
     Consulting fees                                22,969          43,463         43,463
     Wages and salaries                             37,500          75,000         75,000
     Research and development                           --          22,118         22,118
     Other general and administrative                7,998          51,170         68,203
                                                  ----------    ------------    ------------
   Total general and administrative expenses        87,097         226,788        247,321

Loss from Operations                              (112,329)       (226,788)      (247,321)
Interest expense                                   (16,892)        (31,559)       (31,559)
                                                  ----------    ------------    ------------
Loss before provision for income taxes            (129,221)       (258,347)      (278,880)
Provision for income taxes                              --              --             --
                                                  ----------     -----------    ------------
    Net Loss                                     $(129,221)      $(258,347)     $(278,880)
                                                  ==========     ===========    ============

  Basic and diluted loss per common share        $   (0.01)       $   (0.03)    $   (0.03)
                                                  ==========      ===========   ============
  Basic and diluted weighted average
    commons shares outstanding                    9,232,848        9,041,475     8,401,202
                                                  ==========      ===========   ============


                See Accompanying Notes to Condensed Financial Statements



                                    ENABLE IPC CORPORATION
                                (A DEVELOPMENT STAGE COMPANY)
                              STATEMENT OF STOCKHOLDERS DEFICIT
                                        (UNAUDITED)

                                             Common Stock
                                          -------------------    Additional     Accumulated   Stockholders'
                                            Shares     Amount   Paid-in-capital    Deficit       Deficit
                                          -------------------  ---------------  ------------  ------------
Balance at June 30,2005                   8,848,000  $  8.848    $  35,392      $ (20,533)    $  23,707

Common stock issued for cash              1,737,000     1,737      173,763             --       175,500

Net Loss                                         --        --           --       (258,347)     (227,950)
                                         ----------  ---------  ---------------  ----------   ------------
Balance at September 30, 2005(Unaudited) 10,585,000  $10,585     $ 209,155      $(278,880)    $ (28,743)
                                         ==========  =========  ===============  ==========   ============

                          See Accompanying Notes to Condensed Financial Statements




                          ENABLE IPC CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)
                       CONDENSED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                       Six  Months        March 17, 2005
                                                          ended        (Inception) through
                                                       September 30,       September 30,
                                                          2005                 2005
                                                      -------------    -------------------
 Cash flow from operating activities:
  Net loss                                            $ (258,347)        $ (278,880)
  Adjustment to reconcile net loss to net cash
   provided by operating activities:
  Depreciation                                            16,056             17,348
  Stock based compensation                                     -              5,000
  Stock based compensation related to office supplies          -              2,608
  Interest accrued on present value of minimum royalty
   payments                                               31,544             31,544
  Changes in operating assets and liabilities:
   Accounts payable                                       50,288             53,788
   Accrued liabilities                                    79,561             87,694
                                                        ----------         ----------
     Net cash used by operating activities               (80,898)           (80,898)

 Cash flows from investing activities:
   Purchase of fixed assets                               (2,132)            (2,132)
                                                        ----------         ----------
      Net cash used by investing activities               (2,132)            (2,132)

 Cash flows from financing activities:
   Issuance of common stock for cash                     175,500            188,231

                                                        ----------         ----------
     Net cash provided by financing activities           175,500            188,231
                                                        ----------         ----------

  Net change in cash                                      92,470            105,201

  Beginning balance, April 1, 2005                        12,731                 --
                                                        ----------         ----------
  Ending balance, September 30, 2005                   $  105,201         $ 105,201
                                                        ==========         ==========

Schedule of non-cash investing and financing activities:

 Issuance of 2,780,200 shares for fixed assets         $       --         $   13,901
                                                        ==========         ==========
Purchase of intangible assets:

 Issuance of 2,000,000 shares for patent assignment
   related to Technology and Patent Assignment         $       --        $    10,000
 Present value of minimum royalty payments related to
   Technology and Patent Assignment                            --            583,857
                                                        -----------      -----------
                                                       $       --        $   593,857
                                                        ===========      ===========
                 See Accompanying Notes to Condensed Financial Statements

                            ENABLE IPC CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                              SEPTEMBER 30, 2005
                                  (UNAUDITED)
1.	BASIS OF PRESENTATION

Description of business - Enable IPC Corporation (hereinafter referred to as the "Company") is a development stage company incorporated on March 17, 2005 under the laws of the state of Delaware. Enable IPC is engaged in the development of a new battery technology that combines the best of thin films and nanotechnology. Enable IPC (Intellectual Property Commercialization) will use these breakthroughs to manufacture batteries on microscopically thin film, which are expected to be smaller, cheaper, last longer, and more environmentally friendly than today's standard batteries.

The accompanying unaudited condensed financial statements have been prepared in accordance with Securities and Exchange Commission requirements for interim financial statements. Therefore, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. The financial statements should be read in conjunction with the Company's Form SB-2/A No.2 on file with the Securities and Exchange Commission.

The interim financial statements present the condensed balance sheet, statements of operations, stockholders' deficit and cash flows of the Company. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

The interim financial information is unaudited. In the opinion of management, all adjustments necessary to present fairly the financial position of the Company as of September 30, 2005 and the results of operations and cash flows presented herein have been included in the financial statements. Interim results are not necessarily indicative of results of operations for the full year.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.	STOCK-BASED COMPENSATION

Stock-based compensation - The Company applies Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees, and Related Interpretations", in accounting for stock options issued to employees. Under APB No. 25, employee compensation cost is recognized when estimated fair value of the underlying stock on date of the grant exceeds exercise price of the stock option. For stock options and warrants issued to non-employees, the Company applies SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS No 123 requires the recognition of compensation cost using a fair value based method whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. The Company uses the Black-Scholes pricing model to calculate the fair value of options and warrants issued to non-employees. Stock issued for compensation is valued using the market price of the stock on the date of the related agreement.

The Company granted no warrants or options to employees for compensation for the six months ended September 30, 2005.

3.	GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is in the development stage, has no operating revenue and incurred a net loss of approximately $279,000 for the period from March 17, 2005 (Date of Inception) through September 30, 2005. The Company's management is in the process of raising additional capital for the Company. As part of this effort the Company issued a series of two warrants to a private investor to purchase an aggregate of 300,000 shares of common stock at an exercise price of $0.10 per share.
Each warrant is for 150,000 shares, and the warrants will expire at the rate of 150,000 shares per month commencing in July 2005 and ending January 31, 2006. To date, an aggregate of 600,000 shares of common stock have been issued through the exercise of warrants, for proceeds of $60,000. The Company issued 1,437,000 shares of common stock to private investors for cash of $145,500
under a stock purchase agreement.    The Company continues to seek to raise
additional funds to support operations through private placements of equity and debt securities as well as through the sale of common stock through a registration statement on Form SB-2. Management believes that the funds raised through this plan will be sufficient to support our operations through the year ending March 31, 2006.

These conditions give rise to substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include adjustments relating to the recoverability and classification of reported asset amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to obtain additional financing or sale of its common stock as may be required and ultimately to attain profitability.

4.	PRESENT VALUE OF MINIMUM ROYALTY PAYMENTS, NET

The Company has entered into a Technology and Patent Assignment Agreement ("Agreement") granting the Company proprietary rights in consideration for royalties equal to 5% of the net sales of the product. The combined royalty amounts in any single calendar year must be at least equal to the amount shown in the schedule below, or else the 5% royalty shall not be paid, and instead the amount shown in the schedule below shall be paid. Future minimum annual royalty payments under the Agreement are as follows as of September 30, 2005:

2006	                        $  10,000
2007		                   15,000
2008		                   20,000
2009		                   45,000
2010		                   75,000
Thereafter ($100,000 per year)	1,500,000
                               -----------
			       $1,665,000
                               ===========

The Company recorded the present value of the above royalty payments totaling $583,857 (assuming a 10% per annum imputed interest rate) as part of the value of the intangible asset. As of September 30, 2005 the present value of minimum royalty payments, net is as follows:

Present value of minimum royalty payments	            $	583,857
Plus:  Accrued interest on minimum royalty payments		 31,544
Less:  Minimum royalty payment due within 12 months		(10,000)
                                                               ---------
Present value of minimum royalty payments, net	            $	605,401
                                                               =========

5.	COMMON STOCK

During July 2005, the Company issued 162,000 shares of its common stock for cash totaling $18,000.

During August 2005, the Company issued 150,000 shares of its common stock related to the exercise of warrants for cash totaling $15,000.

During September 2005, the Company issued 1,275,000 shares of its common stock for cash totaling $127,500 and 150,000 shares of its common stock related to the exercise of warrants for cash totaling $15,000.

6.	SUBSEQUENT EVENTS

During October 2005, the Company granted a warrant to an investor to purchase an aggregate of 150,000 shares of common stock at an exercise price of $0.10 per share. Through October 2005, an aggregate of 750,000 shares of common stock have been issued through the exercise of warrants for proceeds of $75,000.

------------------------------------------------------------------------------



                             ENABLE IPC CORPORATION


                              11,504,687 Shares of
                                  Common Stock


===========================================================================
                                   PROSPECTUS
===========================================================================


                                   ____, 2005



                                    PART II


ITEM 24.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Article VI of our Certificate of Incorporation provides, among other things, that our Directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

-  for any breach of such Director's duty of loyalty to us or our stockholders;

- for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

- liability for unlawful payments of dividends or unlawful stock purchase or redemption by us; or

- for any transaction from which such Director derived any improper personal benefit.

Accordingly, our Directors may have no liability to our stockholders for any mistakes or errors of judgment or for any act of omission, unless the act or omission involves intentional misconduct, fraud, or a knowing violation of law or results in unlawful distributions to our stockholders.

Section 6.1 of our Bylaws also provides that our officers and directors shall be indemnified and held harmless by us to the fullest extent permitted by the provisions of the Delaware General Corporation Law.

ITEM  25.  OTHER  EXPENSES  OF  ISSUANCE  AND  DISTRIBUTION.

The following table sets forth an itemization of various expenses, all of which we will pay, in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimates, except the SEC registration fee.


SEC Registration Fee          		$    584
Accounting Fees and Expenses  		$  4,000
Legal Fees and Expenses       		$ 18,000
Transfer Agent Fees and Expenses 	$  3,300
Printing                                $    700
Blue Sky Fees                           $  2,000
Miscellaneous                 		$  1,500
                               		----------
Total                         		$ 30,084
                                        ===========


ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES

From March 17, 2005 to the date of this prospectus, we have sold the following unregistered securities.

In March 2005, we issued 2,000,000 shares of our common stock, with a value of $10,000, to Dr. Sung H. Choi in consideration for the assignment of certain technology. The issuance was made in reliance on Section 4(2) of the Securities Act, and was made without general solicitation or advertising. Dr. Choi is a sophisticated investor with access to all relevant information necessary to evaluate the investments, and represented to us that the shares were being acquired for investment purposes.

In March 2005, we issued an aggregate of 1,000,000 shares of our common stock, with an aggregate value of $5,000, to the members of our Board of Directors in
consideration of services rendered.   The issuances were made in reliance on
Section 4(2) of the Securities Act, and were made without general solicitation or advertising. The recipients were sophisticated investors with access to all relevant information necessary to evaluate the investments, and who represented to us that the shares were being acquired for investment purposes.

In March 2005, we issued an aggregate of 2,546,217 shares of our common stock to our founders for aggregate cash consideration of $12,731. The issuances were made in reliance on Section 4(2) of the Securities Act, and were made without general solicitation or advertising. The recipients were sophisticated investors with access to all relevant information necessary to evaluate the investments, and who represented to us that the shares were being acquired for investment purposes.

In March 2005, we issued an aggregate of 2,780,200 shares of our common stock to our founders in consideration for fixed assets with an aggregate value of $13,901. The issuances were made in reliance on Section 4(2) of the Securities Act, and were made without general solicitation or advertising. The recipients were sophisticated investors with access to all relevant information necessary to evaluate the investments, and who represented to us that the shares were being acquired for investment purposes.

In March 2005, we issued an aggregate of 521,584 shares of our common stock to our founders in consideration for miscellaneous supplies with an aggregate value of $2,608. The issuances were made in reliance on Section 4(2) of the Securities Act, and were made without general solicitation or advertising. The recipients were sophisticated investors with access to all relevant information necessary to evaluate the investments, and who represented to us that the shares were being acquired for investment purposes.

In July 2005, we issued a series of seven warrants to purchase an aggregate of 1,050,000 shares of our common stock to an individual. Each warrant is for 150,000 shares at an exercise price of $0.10 per share. The warrants expire at the rate of 150,000 shares per month commencing in July 2005 and ending on January 15, 2006. Through September 25, 2005, an aggregate of 450,000 shares of common stock have been issued through the exercise of warrants, for proceeds of $45,000. The issuance was made in reliance on Section 4(2) of the Securities Act, and were made without general solicitation or advertising. The recipient was a sophisticated investor with access to all relevant information necessary to evaluate the investment, and who represented to us that the warrants and the underlying shares were being acquired for investment purposes.

In August 2005, we issued 12,000 shares of restricted common stock to an individual for a purchase price of $0.25 per share. The issuance was made in reliance on Section 4(2) of the Securities Act, and was made without general solicitation or advertising. The recipient was a sophisticated investor with access to all relevant information necessary to evaluate the investment, and who represented to us that the shares were being acquired for investment purposes.

In September 2005, we issued an aggregate of 1,275,000 shares of restricted common stock to 19 individuals, a profit sharing plan and a corporation for aggregate cash consideration of $127,500. The issuances were made in reliance on Regulation D, promulgated under the Securities Act, and were made without general solicitation or advertising. The purchasers were sophisticated investors with access to all relevant information necessary to evaluate the investment, and who represented to us that the shares were being acquired for investment purposes.

In September 2005, we issued to an individual a warrant to purchase an aggregate of 305,000 shares of our common stock. The warrant has an exercise price of $0.10 per share, and expires September 30, 2007. The issuance was made in reliance on Section 4(2) of the Securities Act, and was made without general solicitation or advertising. The recipient was a sophisticated investor with access to all relevant information necessary to evaluate the investment and who represented to us that the shares were being acquired for investment purposes.

ITEM 27.  	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits.

The following Exhibits are attached hereto:


EXHIBIT NO.  		DESCRIPTION

3.1*	 Certificate of Incorporation.

3.2*	 Bylaws.

4.1*     Form of Subscription Agreement

5.1* 	 Opinion of Silicon Valley Law Group.

10.1*	 Technology and Patent Assignment dated March 17, 2005, by
         and between the Company	and Dr. Sung H. Choi.

10.2*	 Sublease Agreement, effective March 15, 2005, by and
         between the Company and Rastiff Business Ventures, Inc.

10.3* Standard Industrial/Commercial Multi-Tenant Lease-Gross, dated December 10, 2004 by and between Rastiff Business
         Ventures, Inc. and Paragon Business Center.

10.4* Employment Agreement, dated March 15, 2005, by and between the Company and David A. Walker.

10.5* Consulting Agreement, dated March 15, 2005, by and between the Company and Dr. Mark A. Daugherty.

10.6* Consulting Agreement, dated March 15, 2005, between the Company and Dr. Sung H. Choi.

10.7 Lease dated December 14, 2005, by and between the Company and Valencia Associates.

14.1*	 Code of Ethical Conduct

23.1	 Consent of L.L. Bradford & Company, LLC.

23.2*    Consent of Silicon Valley Law Group (contained in Exhibit 5.1).

24.1*	 Power of Attorney

*    Previously filed.



(b)  Financial Statement Schedules.

Financial Statement Schedules have been omitted because the information is included in the Financial Statements or Notes thereto.

ITEM  28.  UNDERTAKINGS

(a)  The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a) (3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)
		 (1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d)  The undersigned registrant hereby undertakes that:

    (1) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)
	 (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Valencia, State of California, on January 24, 2006.


ENABLE IPC CORPORATION


By:/s/ David A. Walker
    ___________________________
    David A. Walker
    Chief Executive Officer and Chief Financial Officer
    (Principal Financial Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE                  	      TITLE                    	   DATE
----------------------  	--------------------  		  ------

/s/David A. Walker
----------------------
David A. Walker                   Chief Executive Officer,   January 24, 2006
                                  Chief Financial
                                  Officer and Director
---------------------
Mark A. Daugherty, Ph.D.          Director                   January ,   2006

/s/ Daniel Teran  *
-----------------------
Daniel Teran                      Director                   January 24, 2006


-----------------------           Director                   January   , 2006
Jin Suk Kim

/s/Timothy Lambirth*
-----------------------
Timothy Lambirth, Esq.            Director                   January 24, 2006


* By:/s/ David A. Walker
    --------------------
     David A. Walker, Attorney in Fact

EXHIBIT INDEX


EXHIBIT NO.  	DESCRIPTION
-----------     -----------

3.1*	 Certificate of Incorporation.

3.2*	 Bylaws.

4.1*     Form of Subscription Agreement

5.1* 	 Opinion of Silicon Valley Law Group.

10.1*	 Technology and Patent Assignment dated March 17, 2005, by
         and between the Company	and Dr. Sung H. Choi.

10.2*	 Sublease Agreement, effective March 15, 2005, by and
         between the Company and Rastiff Business Ventures, Inc.

10.3* Standard Industrial/Commercial Multi-Tenant Lease-Gross, dated December 10, 2004 by and between Rastiff Business
         Ventures, Inc. and Paragon Business Center.

10.4* Employment Agreement, dated March 15, 2005, by and between the Company and David A. Walker.

10.5* Consulting Agreement, dated March 15, 2005, by and between the Company and Dr. Mark A. Daugherty.

10.6* Consulting Agreement, dated March 15, 2005, between the Company and Dr. Sung H. Choi.

10.7 Lease dated December 14, 2005, by and between the Company and Valencia Associates.

14.1*	 Code of Ethical Conduct

23.1	 Consent of L.L. Bradford & Company, LLC.

23.2*     Consent of Silicon Valley Law Group (contained in Exhibit 5.1).

24.1*	Power of Attorney

*    Previously filed.